Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 31, 2016 (our "2015 Form 20-F"). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in our 2015 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of our 2015 Form 20-F.

A.	Operating Results

Overview

Since our inception in 1997, we have completed 34 projects with total gross floor area ("GFA") of 4,905, 495 square meters. As of June 30, 2016, we had 28 projects in thirteen cities in China and the United States with estimated total GFA of 4,679,710 square meters under construction and planning, of which 21 projects with estimated total GFA of 3,844,045 square meters were under construction. As of June 30, 2016, we had one residential development project in the Williamsburg section of Brooklyn, New York in the construction stage with an estimated total GFA of 30,855 square meters. As of December 31, 2015, we have sold all of the certain land parcels in Reno, Nevada and condominium units in Irvine, California. In December 31, 2014, we completed our acquisition of a Malaysian company, which owns offshore landfill reclamation rights for a total area of 170 acres (approximately 687,966 square meters). In the first half of 2016, we acquired a parcel of land, located on 10th Avenue and between 44th Street and 45th Street, in Midtown Manhattan for US$57.5 million. The city block-front parcel has 200 feet of frontage on 10th Avenue and includes both corners of the side streets. The land allows for approximately 105,000 square feet (9,755 square meters) gross buildable development.

Our total revenue, derived primarily from sales of residential real estate, has increased from US$441.8 million in the first six months of 2015 to US$612.0 million in the first six months of 2016. Our net income was US$24.7 million and US$32.6 million, respectively, for the same periods. We acquire land in China primarily through auctions of government land, direct negotiation and acquisition of landowning entities. These acquisition methods allow us to obtain unoccupied land with unencumbered land use rights, which in turn enables us to save the time and expenses associated with protracted legal processes to obtain title, to demolish and re-settle and to commence construction quickly.

As a public company, we are subject to the rules and regulations of the United States securities laws and the NYSE relating to, among other things, corporate governance and internal controls. As such, we have recruited experienced management, accounting and other personnel. We have also incurred expenses to improve our enterprise resource management system and internal controls.

The most significant factors that directly or indirectly affect our financial performance and results of operations are:

•	Economic growth and demand for residential property in China and since 2012 in the U.S.;

•	PRC government policies and regulations, including tax guidelines and lending policies for the real estate sector;

•	Location, number and type of our property developments;

1

•	Availability and cost of financing;

•	Acquisition of quality land use rights or title to quality properties in our target markets;

•	Changes in the price of raw materials and labor costs; and

•	Our execution capability to support business expansion.

Principal Factors Affecting Our Results of Operations

Economic growth and demand for residential property in China and since 2012 in the U.S.

Our business and results of operations are significantly affected by trends and developments in the PRC economy, including disposable income levels, urbanization rate, population growth, and availability of project and consumer financing, which affect demand for residential properties in China. During the past decade, China has experienced significant economic growth, which has created a favorable operating environment for us in the cities where we operate. As of June 30, 2016, 99.0% of the units in our completed projects have been sold. We have periodically experienced some volatilities in demand due to the strict mortgage policy and other measures taken by the PRC government to slow down the rapid increase in housing prices, such as the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market announced by the General Office of the State Council in February 2013, which among others, requires an individual income tax at a rate of 20% on gains generated from the sale of a self-owned property. However, we expect continuing economic growth in China, rising disposable income levels and population growth in our target cities to support demand for residential properties over the next several years. As we continue to expand our business operations in the U.S., trends and development in the U.S. economy, including developments in the U.S. housing markets, will become increasingly important to our business and results of operations.

PRC government policies and regulations

Our business and results of operations are significantly affected by PRC government policies and regulations, particularly those that relate to land sales and development, project and consumer financing, property sales and transfers, property taxation and residential property prices.

In connection with the rapid rise in housing prices as the PRC real estate market recovered from the impact of the financial crisis, the general office of the PRC State Council issued a circular on January 7, 2010, which aimed to control the rapid increase in housing prices and cool down the real estate market. Among other matters, the circular reiterated that purchasers of a second residential property for their households must make down payments of no less than 40% of the purchase price, and that real estate developers who have received approval to sell property must commence sales within the mandated period at the price they have publicly announced. The circular also asked local governments to increase the effective supply of low income housing and ordinary commodity housing and instructed the People's Bank of China ("PBOC") and the China Bank Regulatory Commission ("CBRC") to tighten the supervision of bank lending to the real estate sector.

The General Office of the State Council promulgated the Circular on Issues Relevant to Improving the Regulation and Control of the Real Property Market on January 26, 2011, which provided, among other things, that for a household purchasing a second residential household property utilizing mortgage financing, the down payment must be at least 60% of the purchase price, and the interest rate for the mortgage on the second residential household property must be at least 1.1 times the benchmark interest rate; in municipalities, the capital city of each province, and other cities where housing prices are too high, a local resident household having one residential household property, or a non-local resident household which is able to provide required certificates as to payment of income tax and social insurance contributions for a certain number of years, may only purchase one additional residential property; for a local resident household already having two or more residential property, or a non-local resident household that already has one or more residential properties or is unable to provide the requisite certificates, the purchase of any residential property in the local area is not permitted. Localities that have already promulgated their own policies on limiting the purchase of residential properties were required to bring those policies in line with the abovementioned principle as soon as possible. Municipalities, capital cities of each province, and other cities where housing prices are too high must promulgate policies to limit the purchase of residential properties.

2

In accordance with the Notice of the Ministry of Housing and Urban-Rural Development and the State Administration of Foreign Exchange on Further Regulating the Administration of Houses Purchase by Overseas Entities and Individuals promulgated on November 4, 2010, except as otherwise provided in the law, an overseas individual may only purchase one house unit for personal residence, and an overseas entity establishing domestic branches or representative offices may only purchase non-residential houses in the city of registration for business purposes.

On February 26, 2013, the General Office of the State Council announced the Circular on Continuing to Improve the Regulation and Control of the Real Estate Market , which, among others, provided the following requirements: (i) limitations on the purchase of commodity properties must be strictly implemented, and the scope of such limitations must cover all newly constructed commodity properties and second-hand properties located within the entire administrative area of the city in question; (ii) for those cities with excessive growth in housing prices, the local counterparts of the PBOC may further increase down payment ratios and interest rates for loans to purchase second properties in accordance with the price control policies and targets of the corresponding local governments; and (iii) the gains generated from the sale of a self-owned property shall be subject to individual income tax at a rate of 20%, if the original value of such property can be verified through historical information such as tax filings and property registration.

On October 9, 2014, the Ministry of Housing and Urban-Rural Development, or MOHURD, Ministry of Finance, or MOF, and PBOC jointly issued the Notice of MOHURD, MOF and PBOC on Developing the Business of Individual Housing Loan through Housing Fund, which specifies that employees who make their payments of housing fund for consecutive 6 months will apply for individual housing loan through housing fund, and local authorities may raise the amount that one can apply for under certain conditions.

On August 19, 2015, six PRC regulatory agencies, including the MOHURD and the SAFE, promulgated Circular 122 which, among other things, allows the branches and representative offices of foreign enterprises established in China (except enterprises that are approved to conduct real estate business in China), and foreign individuals who work or study in China to purchase commodity houses for the purposes of self-use or self-living.

On March 7, 2016, during the National People's Congress and the Chinese Political Consultative Conference, the All-China Federation of Industry and Commerce made a proposal concerning propelling relief of real estate inventory. The proposal includes suggestions such as introducing real estate trusts, using individual income tax to charge against interest of housing loans, etc.

We believe that it is in the PRC government’s interest to stabilize the market, and the urbanization process and that the continuous increase of disposable income will continue to support the long-term growth of China’s real estate market. Accordingly, we expect that the government will maintain policies that will foster long-term healthy growth and curb potential bubbles in the market. However, we cannot assure you that the PRC government will not adopt further measures in the near future that may adversely affect our business and financial performance or that a real estate bubble will not develop despite government efforts to discourage such development.

3

Moreover, a substantial portion of our customers depend on mortgage financing to purchase our properties. Although government policies have generally fostered the growth of private home ownership, regulations have been adopted to tighten and then loosen mortgage lending rules. For example, the minimum down payment required for residential properties of 90 square meters or more was increased from 20% to 30% of the purchase price in 2006. In September 2007, the minimum down payment for any second or subsequent purchase of residential property was increased to 40% of the purchase price where the purchaser had obtained a bank loan to finance the purchase of his or her first property. Moreover, the interest rate for bank loans of such purchase may not be less than 110% of the PBOC, benchmark rate of the same term and category. Effective as of December 20, 2008, however, residents who have already purchased, with mortgages, an “ordinary property for self-use” that is smaller than the average size for their locality are entitled to the preferential loan interest rate and down payment ratio available to first-time purchasers of residential property when they purchase a second property to improve their living conditions. Since January 26, 2011, for a household purchasing a second residential household property with mortgage financing, the down payment must be at least 60% of the purchase price and the interest rate for the mortgage on such property must be at least 1.1 times the benchmark interest rate. On September 29, 2014, the PBOC and CBRC issued the Circular of PBOC and CBRC on Further Improving Financial Services for Housing , among other incentive policies, which specifies that the minimum down payment percentage is 30% for purchasers of a first residential property for their households, and the minimum loan interest rate is 70% of the benchmark rate, to be determined by banking financial institutions in light of risk conditions. For purchasers of a second residential property for their households who have paid up the loan that financed the acquisition their first house who apply again to for a loan to finance the purchase of an ordinary commodity house for the purpose of improving their living conditions, the loan policies for the first house shall apply. In light of the weakening in the property market in China, however, the PBOC, MHURD and CBRC jointly issued the Circular on Issues concerning Individual Residential Mortgage Policies on March 30, 2015, which came into effect on March 31, 2015, as a measure to shore up the market. The circular reduces the minimum down payment ratios from 30% to 20% for first home buyers who use the housing provident fund for their purchase and from 60% to 40% for second home buyers with outstanding mortgages who apply for another mortgage. In addition, the circular provides that home buyers who use the housing provident fund for their home purchase are only required to pay a minimum down payment of 30% for their purchase of a second house if all loans are settled on their first home.

On September 24, 2015, PBOC and CRBC jointly issued the Circular on Issues Concerning Further Improving Differentiated Housing Loan Policies, which provided that in the cities without restrictive measures for house purchase, the minimum down payment ratio shall be 25% or higher for the first home buyers who use the commercial individual housing loans.

On February 1, 2016, PBOC and CRBC jointly issued Circular of the People's Bank of China and the China Banking Regulatory Commission on Issues Concerning Adjusting the Individual Housing Loan Policies. It provides that in the cities without restrictive measures for house purchase, the minimum down payment ratio, in principal, shall be 25% for the first home buyers who use the commercial individual housing loans common, and the said percentage may be lowered by 5% in different regions; with respect to second home buyers with unsettled house purchase loans who purchase for improving living conditions and use commercial individual housing loans, the minimum down payment ratio shall be at least 30%.

The down payment ratio, the loan interest rate and the size of mortgage financing are important factors that affect our results of operations, and we cannot guarantee that our operations will not be adversely affected by future government policies.

The PRC government will also from time to time introduce sales tax incentives or disincentives to either stimulate or dampen demand. For example, the required holding period for avoidance of business tax on capital gains on sale of real estate was recently reduced from five years to two years with the promulgation of Circular 39 on March 30, 2015 in an effort to stimulate the weakening property market in China.

On February 17, 2016, MOF, State Administration of Taxation and MOHURD jointly issued Circular on Adjusting Deed Tax and Business Tax Policies for Real Estate Transactions. Regarding the deed tax, the Circular provides that for first home buyers purchasing the only residence for their families (family members include the buyer, the buyer's spouse and under-age children, as applicable hereinafter) with an area of 90 square meters or less, the deed tax is reduced to 1%; for a residence with an area of more than 90 square meters, the deed tax is reduced to 1.5%. For second home buyers purchasing a second residence with an area of 90 square meters or less, the deed tax is reduced to 1%; for residences with an area of more than 90 square meters, the deed tax is reduced to 2%. Regarding the business tax, the Circular provides that for any individual who sells his/her ordinary housing that is purchased and owned less than two years, full business tax is levied; for an individual who sells his/her ordinary housing purchased and owned not less than two years, the business tax is exempted. However, the Circular specifies that the policies regarding deed tax and business tax do not apply to Beijing, Shanghai, Guangzhou and Shenzhen, where the business tax for transfer of residences by individuals as stipulated in the Circular of the Ministry of Finance, and the State Administration of Taxation on Adjusting Business Tax Policies for Transfer of Residences by Individuals still apply.

4

Location, number and type of our property developments

The amount of revenue we record in any given period is affected by a number of factors, including the number, type and location of properties we have under construction and their stage of completion, whether the completed units have been sold and the realized selling prices for such units. The average selling prices of our projects vary depending on the types and sizes of the units sold and on the location of the projects. As the overall development moves closer to completion, the sales prices tend to increase because a more established residential community is offered to purchasers. The type of property development affects the estimated construction period of the project, which largely determines the revenue recognition method we apply. Revenue recognized in any period under the full accrual method depends on the number, aggregate GFA and average selling prices of units completed and sold during the period. Revenue recognized in any period under the percentage of completion method depends on contracted sales of units in the relevant project and the completion progress of a project (measured by the ratio of cost incurred to total estimated cost). As the completion and sales of our projects are not spread evenly over time, our results of operations may differ significantly from period to period.

Availability and cost of financing

Like other property developers, we require substantial capital investment for the acquisition of land use rights and the construction of our projects. Our ability to secure financing for such purposes affects the number of projects we are able to develop at any time. On January 18, 2010, the PBOC decided to tighten the credit supply by increasing the reserve requirement ratio for commercial banks by 0.5%, which was the first increase since June 2008. As of March 25, 2011, the PBOC raised the reserve requirement ratio for large commercial banks by 0.5% to 20%, and small and middle sized financial institutions by 0.5% to 16.5% and on June 20, 2011, the reserve requirement ratio was raised to its peak of 21.5% for large commercial banks and 18% for small and middle sized financial institutions. As of May 18, 2012, the reserve requirement ratios have been reduced to 20.0% for large commercial banks and 16.5% for small and middle sized financial institutions. As of February 4, 2015, the PBOC reduced the reserve requirement ratio by 0.5% to 19.5% for large commercial banks and to 16% for small and middle-sized financial institutions. On April 19, 2015, the PBOC further reduced the reserve requirement ratio for large commercial banks by 1% to 18.5%, and small and middle sized financial institutions by 1% to 15% in order to free up more credit in China, effective from April 20, 2015. On February 29, 2016, the PBOC further reduced the reserve requirement ratio for large commercial banks by 0.5% to 16.5%, and small and middle sized financial institutions by 0.5% to 13% in order to free up more credit in China, effective from March 1, 2016. Notwithstanding the recent reduction in the reserve requirement amount, any future increases in the reserve requirement ratio will reduce the amount of commercial bank credit available to businesses in China and may affect our ability to obtain sufficient funding from banks to finance our business expansion. The cost of our financing also affects our operating results. We typically obtain bank borrowings for up to 65% of the cost of our land use rights to fund PRC project developments after we receive the required permits. Interest rates on our commercial bank borrowings vary and are linked to benchmark lending rates published by the PBOC, which fluctuate from time to time. In 2007, we issued US$75 million principal amount of floating rate notes, which bore interest at a variable rate based on LIBOR plus 6.8% per annum, and US$25 million principal amount of convertible notes, which bore interest at 2% per annum. These notes were paid in full in April 2010, at which time we issued US$40 million principal amount of a 3-year term guaranteed senior secured note (the “Guaranteed Senior Secured Note”) which bore interest at 15.6% per annum. The Guaranteed Senior Secured Note was paid in full prior to its maturity on April 15, 2013. In 2013, we issued US$200 million aggregate principal amount of our May 2018 Senior Secured Notes which bear interest at a rate of 13.25%. We issued and sold the 5% Convertible Note in the aggregate principal amount of US$75,761,009, which was subsequently redeemed early in November 2014 on negotiated terms for an aggregate payment of US$86,272,849 with loss on extinguishment of debt US$9,848,931. We also issued US$200 million aggregate principal amount of our June 2019 Senior Secured Notes which bear interest at 13% per annum. Since 2013, we obtained borrowings from trust companies, with interest rates up to 12.50%. In 2014 and 2015, we also obtained borrowings from non-controlling shareholders of certain of our subsidiaries with interest rates up to 12% and 11%, respectively. On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate. We expect our interest costs to fluctuate in future periods as a result of changes in interest rates and the amount of our outstanding borrowings.

5

Acquisition of land use rights or title to properties in target markets

Our business model depends to a large extent on our ability to acquire land use rights for development sites and proceed quickly with construction to shorten our development cycle. As a consequence, we are frequently surveying the market for attractive development opportunities in our target cities. Under current regulations and market practice, land use rights for residential development purposes in China may be acquired from local governments through a competitive auction or other bidding process, in which the minimum reserve price is determined based on the appraised value. Land use rights may also be acquired in the secondary markets. We also utilize a negotiated land acquisition model, which involves deposits on certain lands that we are most interested in acquiring, which we believe may improve our chances of successfully acquiring desired land. Land use rights prices vary significantly from city to city.

Government land auctions are a transparent and competitive process for bringing development land to market in China, allowing the developer to acquire clean title and the ability to proceed immediately with development. However, as competition for development sites increases, the auction mechanism tends to lead to higher prices. In late 2009, land use rights costs started to increase slightly again due to the recovery of the real estate market in China and a sudden rise in housing prices in certain cities. Commencing in the fourth quarter of 2011, land use rights costs showed a slight decrease due to lower demand in the real estate market, but started to increase again in the first quarter of 2013.Land use rights costs, including auction price and taxes, constituted 40.1% and 34.9% of our cost of revenue for the six months ended June 30, 2015 and 2016, respectively. During 2015 and six months ended June 30, 2016, we incurred an aggregate of US$99.6 million and US$110.8 million, respectively, for land acquisitions in China, including deposits for potential acquisitions under the negotiated land acquisition model.

We acquire our developments sites or land held for sale in the U.S. generally through off-market transactions, including resales and distressed sales. During 2015, we did not purchase any new properties in the U.S. During the six months ended June 30, 2016, we incurred an aggregate of US$57.5 million for land acquisitions in the U.S.

Increases in the price of raw materials and labor costs

We outsource the design and construction of our property developments to third-party service providers. Our third-party contractors are responsible for providing labor and procuring a majority of the raw materials used in our project developments. Our construction contracts typically provide for flexible payments, subject to changes in certain cases, such as design changes during construction, changes in government-suggested steel prices, cement prices, as well as labor costs. Any increase in labor costs or other costs which may result in adjustments in payments under our construction contracts could result in an increase in our construction costs. In addition, the increase in the price of raw materials, such as cement, concrete blocks and bricks, in the long run could be passed on to us by our contractors, which could increase our construction costs. Any input cost increase could reduce our earnings to the extent we are unable to pass these increased costs to our customers.

6

Our execution capability to support business expansion

Since 2006, we have been expanding our residential property development operations from Zhengzhou in Henan Province into other high growth cities, including Beijing, Shanghai, Tianjin, Xingyang in Henan Province, Chengdu in Sichuan Province, Hefei in Anhui Province, Jinan in Shandong Province, Sanya in Hainan Province, Changsha in Hunan Province, Xi’an in Shaanxi Province, and Suzhou, Kunshan and Xuzhou in Jiangsu Province. We plan to expand into additional high growth cities as suitable opportunities arise. The development of real estate projects across additional high growth cities will impose significant demand on our management and other operational resources. Moreover, we will face increased competition and will need to establish brand recognition and market acceptance for our developments in these new markets. Each of our targeted high growth cities has its own market conditions, customer requirements and local regulations related to the real estate industry. In addition, while our primary focus continues to be residential real estate markets in the high growth cities in China, beginning in 2012, we expanded into the U.S. market.. Our expansion in the U.S. market, which is significantly different from China in terms of market conditions, regulatory compliance requirement and customers, imposes significant demands on our management and other operational resources. In 2014, we acquired 100% of the shares of a Malaysian company, which owns offshore land fill development rights for a total areas of 170 acres (approximately 687,966 sq.m). We have no development experience in Malaysia, nor have we ever engaged in landfill reclamation projects. Such expansion also imposes significant demands on our capital and management resources to develop and generate future revenues from projects. The success of our business expansion depends on our ability to develop, market and deliver quality development projects on time. In addition, the progress and costs of a development project can be adversely affected by many factors, such as delays in obtaining necessary licenses, permits or approvals from relevant government authorities, failure by local contractors to comply with our designs, specifications or standards, and disputes with our third-party contractors. As we are not permitted to commence pre-sales in China until we have reached certain milestones in the construction progress for a project, any significant delay in construction could restrict our ability to pre-sell our properties, which could extend the recovery period for our investments. This, in turn, could have an adverse effect on our cash flow, investment returns, results of operations and financial position.

Operating Results

Revenues

Our revenues are derived mainly from the development and sale of real estate. In addition, we generate a small percentage of revenue from leasing ancillary facilities and residential units in certain of our residential developments, as well as from the provision of related services, including property management and real estate-related services that we provide to residents and purchasers of our residential units.

	Six Months Ended June 30,
	2015		2016
	US$	%	US$	%
	(US$ in thousands, except for percentages)

Real estate sales	428,135	96.9	594,466	97.1

Real estate leasing	2,801	0.6	2,980	0.5

Real Estate Management Services	10,371	2.4	12,867	2.1

Other revenue	477	0.1	1,694	0.3

Total revenue	441,784	100.0	612,007	100.0

The impact of foreign exchange rate variances on the reported revenues in U.S. dollars was an unfavorable 6.6% for the six months ended June 30, 2016, compared to a favorable 0.1% for the six months ended June 30, 2015. These variances were due to the depreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2016 as compared to the appreciation of the RMB versus the U.S. dollar during the six months ended June 30, 2015.

Real Estate Sales

Real estate sales mainly represent revenues from the sales of residential properties we develop. Throughout this Report on Form 6-K, real estate sales are stated at net of sales tax levied on the relevant contracted sales value. Sales tax is a one-time tariff which consists of a business tax at the rate of 5%, an urban construction tax at the rate of 0.35% and an education surcharge at the rate of 0.15%. Total sales tax amounted to US$25.6 million and US$34.9 million for the six months ended June 30, 2015 and 2016, respectively. Beginning May 1, 2016, a value added tax instead of the business tax was levied on the relevant contracted sales value at the rate of 5%.

7

For the six months ended June 30, 2015 and 2016, we recognized all our real estate sales revenues in China under the percentage of completion method. For the six months ended June 30, 2015 and 2016, we had three and four projects in the U.S., respectively. All the revenues related to projects in the U.S. were recognized under the full accrual method.

Our real estate sales revenue for the six months ended June 30, 2016 increased significantly principally due to higher percentage of completion from three of our major development projects Kunshan Royal Palace, Henan Xin Central I and Zhengzhou Fancy City I launched in the third quarter of 2014, the third quarter of 2015 and the third quarter of 2015, respectively.

Real Estate Leasing

Real estate leasing revenues represent the income from the rental of ancillary facilities, including a retail property, parking facilities, kindergartens, elementary schools and clubhouses in a number of our developments.

Real Estate Management Services

Real Estate management services revenues represent the income of our property management services.

Other Revenue

Other revenue consists primarily of fees received for landscaping and computer network engineering and other real estate-related services that we provide to residents and purchasers of our residential units.

Cost of Revenues

The following table sets forth a breakdown of our cost of revenues for the period indicated.

	Six Months Ended June 30,
	2015		2016
	US$	%	US$	%
	(US$ in thousands, except for percentages)

Cost of real estate sales
Land use rights costs	133,445	40.1	169,528	34.9
Construction costs	187,846	56.4	302,053	62.2
Total cost of real estate sales	321,291	96.5	471,581	97.1

Cost of real estate leasing	1,550	0.5	1,795	0.4
Cost of real estate management services	8,850	2.7	10,052	2.1
Other costs	1,168	0.3	2,379	0.4
Total costs of revenues	332,859	100.0	485,807	100.0

Cost of Real Estate Sales

Cost of real estate sales consist primarily of land use rights costs and construction costs. Impairment charges, if any, are also recorded under cost of real estate sales. Cost of real estate sales are capitalized and allocated to development projects using the specific identification method. When the full accrual method of revenue recognition is applied, costs are recorded based on the ratio of the sales value of the relevant units completed and sold to the estimated total project sales value, multiplied by the estimated total project costs. When the percentage of completion method of revenue recognition is applied, capitalized costs are released to our statement of comprehensive income based on the completion progress of a project.

8

Land use rights costs. Land use rights costs include the amount we pay to acquire land use rights for our property development sites in China, plus taxes, and the amount we pay to acquire land for our property development in the U.S., plus taxes. We acquire our development sites in the PRC mainly by auctions of government land, direct negotiation and acquisition of land-owning entities. Before 2016, we acquired our development sites or land held for sale in the U.S. generally through off-market transactions, including resale and distressed sales. In the first half of 2016, we acquired a parcel of land through normal market transactions. Our land use rights costs for different projects vary according to the size and location of the site and the minimum reserve price for the site, all of which are influenced by government policies, as well as prevailing market conditions. Our land use rights costs have increased in the past few years due to several factors including geographic expansion into certain higher priced markets, generally rising prices in each of our served markets, and increased competition from a growing number of bidders at government land auctions.

Construction costs. We outsource the construction of all of our projects to third party contractors, whom we select through a competitive tender process. Our construction contracts provide for flexible payments which cover substantially most of all labor, materials, fittings and equipment costs, subject to adjustments for certain prescribed contingencies, such as design changes during the construction process or changes in government-suggested steel prices or cement prices. Our construction costs consist primarily of the payments to our third-party contractors, which are paid over the construction period based on specified milestones. In addition, we directly purchase and supply a limited range of fittings and equipment, including elevators, window frames and door frames. Our construction costs also include capitalized interest costs in the amount of US$20.0 million and US$36.0 million for the six months ended June 30, 2015 and June 30, 2016, respectively.

Future losses and impairment charges

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flow at a rate commensurate with the inherent risk associated with the assets and related estimated cash flow. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows. In accordance with our accounting policies, we consider on a quarterly basis whether indicators of impairment of long-lived assets are present. See also “-Critical Accounting Policies” for our policy on impairment of long-lived assets.

For the six months ended June 30, 2015 and June 30, 2016, we did not recognize any impairment for our active projects, consisting of projects under construction or planning or held for sale or held for lease.

9

Cost of Real Estate Leasing

Our cost of real estate leasing consists primarily of depreciation expenses and maintenance expenses associated with the leased properties. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of our properties held for lease are 20-60 years.

Cost of real estate management services

Cost of real estate management services represents costs that relate to property management services.

Other Costs

Other costs represent costs incurred in connection with the landscaping and computer network engineering services and other real estate-related services that we provide to residents and purchasers of our residential units.

Selling and Distribution Expenses

Our selling and distribution expenses include:

•	advertising and promotion expenses, such as print advertisement costs, billboard and other display advertising costs, and costs associated with our showrooms and illustrative units;

•	sales and marketing staff costs, which consist primarily of salaries, welfares and sales commissions;

•	agency commissions of approximately 1.0% of contracted sales on outsourced project sales; and

•	other related expenses.

As of June 30, 2016, we employed 218 full-time sales and marketing personnel. We expect our selling and marketing expenses to increase in the near future as we increase our sales efforts, launch more projects and target new markets to expand our operations.

General and Administrative Expenses

General and administrative expenses principally include:

•	staff salaries and benefits, quarterly and annual bonuses, and stock-based compensation;

•	traveling and office expenses;

•	professional fees, such as audit and legal fees; and

•	other expenses.

Interest Income

Interest income represents interest earned on our bank balances.

Interest Expenses

Interest expenses include (i) interest paid on our bank borrowings and other indebtedness, mainly including US$200 million principal amount of our May 2018 Senior Secured Notes issued in May 2013, US$154 million principal amount of our first tranche of the Onshore Corporate Bonds issued in December 2015, US$107million principal amount of our second tranche of the Onshore Corporate Bonds issued in January 2016, US$77 million principal amount of our third tranche of the Onshore Corporate Bonds issued in March 2016, US$200 million principal amount of our June 2019 Senior Secured Notes issued in December 2013, and US$125.0 million principal amount from loans from non-controlling shareholders of certain of our subsidiaries, (ii) amortization of debt issuance cost, and (iii) interest expense on corporate aircraft capital lease.

10

Except for an aggregate principal amount of US$431.5 million US$ denominated borrowing (US$63.0 million US$ denominated borrowings from Bank of China Tokyo Branch, US$127.5 million US$ denominated borrowings from The Bank of East Asia, US$20.0 million US$ denominated borrowings from Industrial and Commercial Bank of China (Asia) Limited, US$25.0 million US$ denominated borrowing from Industrial and Commercial Bank of China (Thai) Public Company Limited, US$110.2 million US$ denominated borrowing from Fortress Credit Co. LLC, US$59.5 million US$ denominated borrowings from Kent EB-5 LLC and US$26.3 million US$ denominated borrowings from Bank of the Ozarks), all of our borrowings are granted by PRC commercial banks or financing institutions and denominated in RMB. Our Senior Secured Notes (see below) are also denominated in US$. Interest rates on our long-term PRC bank borrowings are typically variable and linked to benchmark rates published by the PBOC. As of June 30, 2016, the PBOC benchmark rate for a one-year loan was 4.35% per annum and those for loans of more than one year ranged from 4.75% to 4.9% per annum. The above mentioned bank borrowings from Bank of China Tokyo Branch, The Bank of East Asia, Industrial and Commercial Bank of China (Asia) Limited, Industrial and Commercial Bank of China (Thai) Public Company Limited are secured by RMB deposits in these banks’ local branches and bear interest rates ranging from 1.2% to LIBOR plus 1.7%. Our weighted average interest rate on short-term bank loans and other debt as of December 31, 2015 and June 30, 2016 was 1.71% and 2.42%.

The May 2018 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.25% per annum. The June 2019 Senior Secured Notes in the principal amount of US$200 million bear interest at the fixed rate of 13.0% per annum. The loans from non-controlling shareholders of certain of our subsidiaries amount to US$125.0 million and bear interest at rates of up to 11% per annum.

For the six months ended June 30, 2016, out of US$90.7 million total interest expenses incurred, US$10.1 million was charged to current year Statement of Comprehensive Income since the interest that was charged did not qualify for capitalization under U.S. GAAP.

Income Taxes

The following table sets forth the components of income taxes for the periods indicated.

	Six Months Ended June 30,
	2015	2016
	US$	US$
Income before taxes	53,420,203	61,731,652
Provision for taxes	28,747,037	27,032,761
Effective tax rate	53.8%	43.8%

For a discussion of corporate income tax and land appreciation tax, see below.

Corporate Income Tax and Unrecognized Tax Benefit

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

11

People’s Republic of China

In general, enterprises in the PRC are subject to income tax at a statutory rate of 25%. For our subsidiaries located in various cities, income tax is levied at the statutory rate of 25% on income as reported in the statutory financial statements after appropriate tax adjustments except in 2009 and 2010 when, in accordance with local provisional tax regulations in Henan province, the local tax authority in Zhengzhou determined that the taxable income of our PRC subsidiaries in Henan province should be deemed from 12% to 20% of their total cash receipts from sales of residential units. Total cash receipts include cash receipts proceeds from pre-sales of our properties that are recorded as customer deposits, which partly comprise mortgage loan proceeds received in our account from mortgage lending banks. In addition, the local tax authority of Zhengzhou city approved the application of the deemed profit method for the CIT settlement of Zhengzhou Modern City project in 2013. We have made provision for the corporate income tax, or CIT, payable by our PRC subsidiaries based on the statutory income tax rate of 25%, after appropriate adjustments to our taxable income used in the calculation. The difference between tax payable on our actual taxable income and tax levied on the deemed taxable income basis had been treated as an unrecognized tax benefit under ASC 740-10 “Income Tax”, or ASC 740-10, which has a balance of US$17.8 million and US$18.1 million as of December 31, 2015 and June 30, 2016 respectively. The current year movement in ASC 740-10 liability of US$0.3 million was mainly recognized due to the undeclared exchange gain.

Land Appreciation Tax

Under PRC laws and regulations, our PRC subsidiaries engaging in property development are subject to land appreciation tax ("LAT"), which is levied by the local tax authorities upon the “appreciation value” as defined in the relevant tax laws. All taxable gains from the sale or transfer of land use rights, buildings and related facilities in China are subject to LAT at progressive rates that range from 30% to 60%. Certain exemptions are allowed for sales of ordinary residential properties if the appreciation value does not exceed a threshold specified in the relevant tax laws. Gains from sales of commercial properties are not eligible for this exemption. Whether a property qualifies for the ordinary residential property exemption is determined by the local government taking into consideration the property’s plot ratio, aggregate GFA and sales price.

In prior years, the Company and its subsidiaries (collectively, the “Group”) has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project was liquidated on April 6, 2012 and the statute of limitations for another project expired as of December 31, 2013. The statute of limitations for the remaining project expired on April 27, 2014. Based on the above, there is no longer any contingency related to LAT for the foregoing three projects settled in prior years.

On May 30, 2014, the Modern City project developed by Henan Xinyuan Real Estate Co., Ltd., completed the LAT final settlement with the local tax bureau. We received a tax clearance certificate, which confirmed that our accrual under the deemed profit method was adequate and there was no additional tax adjustments assessed by the local tax bureau as of May 30, 2014. Based on the above, management performed a reassessment and concluded that the likelihood of the deemed profit method being overturned is only reasonably possible, and accordingly reversed the LAT liability accrued for the project amounting to US$16.2 million as of December 31, 2015. Our estimate for the reasonably possible contingency for LAT related to the Modern City project amounted to US$16.2 million as of June 30, 2016.

We have recorded a provision for LAT on the remaining projects completed since the date of incorporation. For the remaining projects, we have also accrued LAT payable on our property sales and transfers in accordance with the progressive rates specified in relevant tax laws, less amounts previously paid under the levy method applied by relevant local tax authorities.

Share-based compensation expense

We have four share-based compensation plans, our 2007 equity incentive plan, our 2007 long-term incentive plan, our 2014 Restricted Stock Unit Plan and our 2015 Incentive Plan. Under our 2007 equity incentive plan, we granted share option awards for an aggregate of 6,802,495 common shares at a weighted average exercise price of US$1.08 on August 11, 2007. Under our 2007 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 10,000,000 common shares. As of June 30, 2016, 601,944 shares remained eligible for future grants under the plan. Under our 2014 Restricted Stock Unit Plan, we have granted 7,926,068 restricted common shares to employees and directors that vest ratably over a three year service vesting period. Under our 2015 long-term incentive plan, we may grant options, restricted shares, restricted stock units, stock appreciation rights and other stock-based awards for the purchase of up to 20,000,000 common shares. As of June 30, 2016, 14,064,200 shares remained eligible for future grants under the plan.

12

We charged compensation cost of US$1.9 million and US$4.9 million, respectively, as of June 30, 2015 and June 30, 2016 in the general and administrative expenses.

Results of Operations

The following table presents a summary of our consolidated statements of comprehensive income by amount and as a percentage of our total revenue during the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Six Months Ended June 30,
	2015		2016
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue	441,784	100.0	612,007	100.0
Cost of revenue	(332,859)	(75.3)	(485,807)	(79.4)

Gross profit	108,925	24.7	126,200	20.6
Selling and distribution expenses	(18,648)	(4.2)	(16,922)	(2.8)
General and administrative expenses	(44,793)	(10.1)	(55,605)	(9.1)

Operating income	45,484	10.4	53,673	8.7
Interest income	11,911	2.7	12,694	2.1
Interest expenses	(9,956)	(2.3)	(10,063)	(1.6)
Net realized gain on trading securities	762	0.2	916	0.1
Unrealized gain on trading securities	19	-	767	0.1
Exchange gains	-	-	235	-
Other income	4,722	1.1	4,108	0.7
Share of (loss)/gain of an equity investee	478	0.1	(598)	(0.1)
Income from operations before income taxes	53,420	12.2	61,732	10.0
Income taxes	(28,747)	(6.5)	(27,033)	(4.4)
Net income	24,673	5.7	34,699	5.6
Net income attributable to non-controlling interest	-	-	(2,054)	(0.3)
Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	24,673	5.7	32,645	5.3

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenue

Revenue increased by US$170.2 million, or 38.5%, to US$612.0 million for the six months ended June 30, 2016 from US$441.8 million for the six months ended June 30, 2015.

Real Estate Sales

Revenue from real estate sales increased by US$166.4 million, or 38.9%, to US$594.5 million for the six months ended June 30, 2016 from US$428.1 million for the six months ended June 30, 2015, mainly due to projects newly commenced pre-sales in 2016.

Revenues related to the projects in the U.S. are recognized under the full accrual method. For the six months ended June 30, 2015, revenue was recognized in the amount of US$1.5 million. For the six months ended June 30, 2016, revenue was recognized in the amount of US$10.6 million for the sale of 3 units in the New York Oosten project.

13

Revenue and profit from the sale of development properties is recognized utilizing the percentage of completion method. The following table sets forth the percentage of completion, the percentage sold and related revenues for our projects recognized under the percentage of completion method in China and our project recognized under the full accrual method in the U.S. for the six months ended June 30, 2015 and 2016. For information regarding revenue recognition under the percentage of completion and the full accrual methods, see "Critical Accounting Policies," below.

Project	Total GFA	Percentage Complete as of June 30, (1)		Percentage Sold (2) Accumulated as of June 30,		Revenues Recognized For Six Months Ended June 30,
		2015	2016	2015	2016	2015		2016
	m²	%	%	%	%	US$	%(3)	US$	%(4)
Chengdu Segment
Chengdu Xinyuan Splendid I	231,032	100.0	100.0	100.0	95.8	515,880	0.1	428,673	0.1
Chengdu Xinyuan Splendid II	217,010	100.0	100.0	99.9	99.9	40,578	-	-	-
Chengdu Thriving Family	211,369	73.9	84.9	9.6	23.3	14,971,581	3.5	29,358,913	4.9
Jiangsu Segment
Suzhou International City Garden	204,872	100.0	100.0	99.4	99.5	-	-	-	-
Suzhou Lake Splendid	198,113	100.0	100.0	99.9	100.0	-	-	-	-
Suzhou Colorful Garden	81,506	100.0	100.0	100.0	100.0	-	-	-	-
Suzhou Xin City	127,212	94.7	99.9	98.4	100.0	12,815,247	3.0	1,306,349	0.2
Suzhou Lake Royal Palace	169,631	81.1	97.3	18.5	66.7	37,449,808	8.7	77,247,203	13.0
Kunshan International City Garden	497,938	100.0	100.0	99.6	99.8	37,535	-	638,039	0.1
Kunshan Royal Palace	279,926	67.1	91.9	37.9	81.8	49,515,081	11.6	117,164,202	19.7
Xuzhou Colorful Garden	101,821	100.0	100.0	98.8	99.1	-	-	-	-
Xuzhou Colorful City	130,170	63.1	77.3	41.9	49.9	15,970,132	3.7	6,165,070	1.0
Shandong Segment
Jinan Elegant Scenery	100,386	100.0	100.0	100.0	100.0	-	-	-	-
Jinan International City Garden	264,335	100.0	100.0	99.4	99.2	-	-	-	-
Jinan Xinyuan Splendid	572,235	95.3	99.4	98.0	99.1	42,392,809	9.9	6,181,865	1.0
Shandong Royal Palace	448,886	53.1	63.1	11.4	27.7	17,994,902	4.2	36,590,229	6.2
Jinan Xin Central	194,653	42.9	63.1	10.8	36.9	17,599,727	4.1	27,430,966	4.6
Henan Segment
Zhengzhou XinyuanColorful Garden	191,891	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Finance Square	67,225	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Modern City	231,019	100.0	100.0	99.9	100.0	1,811,829	0.4	(1,168,330)	(0.2)
Zhengzhou Royal Palace	135,825	98.3	98.9	100.0	100.0	3,738,779	0.9	1,134,470	0.2
Zhengzhou International City Garden	280,748	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Yipin Xiangshan Phase I	94,249	100.0	100.0	100.0	100.0	-	-	-	-
Zhengzhou Yipin Xiangshan Phase II	199,610	100.0	100.0	100.0	100.0	90,087	-	162,402	-
Zhengzhou Century East A	76,579	100.0	100.0	99.6	99.6	1,843,773	0.4	97,027	-
Zhengzhou Century East B	166,288	98.7	100.0	99.6	99.7	473,657	0.1	47,717	-
Henan Xin City	211,075	82.3	94.5	95.5	89.8	43,963,250	10.3	3,464,680	0.6
Henan Thriving Family	131,510	62.0	85.1	92.2	82.6	16,522,658	3.9	8,067,188	1.4
Henan Xin Central I	262,208	-	56.8	-	43.1	-	-	42,862,608	7.2
Zhengzhou Xindo Park	144,431	39.9	55.3	7.8	25.9	6,001,926	1.4	8,035,427	1.4
Xingyang Splendid I	117,264	53.9	75.8	51.3	69.1	6,238,950	1.5	3,281,592	0.6
Xingyang Splendid II	136,916	33.8	50.0	4.4	10.1	709,822	0.2	4,002,380	0.7
Zhengzhou Fancy City I	166,652	-	52.2	-	61.4	-	-	43,721,223	7.4
Zhengzhou Fancy City II(South)	83,409	-	42.6	-	5.6	-	-	3,079,465	0.5
Anhui Segment
Hefei Wangjiang Garden	145,455	100.0	100.0	100.0	100.0	-	-	-	-
Beijing Segment
Beijing Xindo Park	132,969	90.9	96.9	67.1	79.5	89,496,253	20.9	(1,905,398)	(0.3)
Changsha Segment
Changsha Xinyuan Splendid	252,746	56.1	76.2	8.8	35.0	13,020,995	3.0	46,404,819	7.8
Sanya Segment
Sanya Yazhou Bay No.1	116,815	55.5	68.1	7.7	6.6	5,665,725	1.3	3,224,766	0.5
Shanghai Segment
Shanghai Royal Palace	57,778	81.1	96.0	12.0	44.8	27,724,031	6.5	52,865,969	8.9
Xi’an Segment
Xi’an Metropolitan	290,518	-	68.5	-	34.6	-	-	34,626,285	5.8
Tianjin Segment
Tianjin Spring Royal Palace	274,264	-	31.3	-	28.6	-	-	29,312,481	4.9
US Segment
Lennox Project(6)	N/A	N/A	N/A	N/A	N/A	780,000	0.2	-	-
Northern Nevada project(5)	N/A	N/A	N/A	N/A	N/A	750,000	0.2	-	-
New York Oosten Project(7)	N/A	N/A	N/A	N/A	N/A	-	-	10,637,670	1.8
Total	7,998,539					428,135,015	100.0	594,465,950	100.0

14

(1)	Percentage of completion is calculated by dividing total costs incurred by total estimated costs for the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(2)	Percentage sold is calculated by dividing contracted sales value from property sales by total estimated sales value of the relevant project, estimated as of the time of preparation of our financial statements as of and for the period indicated.

(3)	Percentage of all real estate sales revenues for the financial period, including revenues recognized under the percentage of completion method.

(4)	Percentage of all real estate sales revenues for the financial period, including revenues recognized under the percentage of completion method and under the full accrual method.

(5)	Northern Nevada project is a land portfolio, comprised of 325 finished lots and 185 acres of undeveloped land, at eight sites, in the northern Nevada region near the Reno-Spark metropolitan area. We have sold all the 325 finished lots and 185 acres of undeveloped land as of December 31, 2015.

(6)	Lennox Project is a finished condominium project located in Irvine, California, United States. We acquired 15 units with a total GFA of 2,865 square meters out of the total 72 units from a major U.S. developer in August 2012. We resold several condominium units and recognized revenue in the amount of US$0.8 million in the six months period ended June 30, 2015. We have sold all the15 units as of December 31, 2015.

(7)	New York Oosten project is located in Brooklyn, New York, United States and consists of 216 units with a total GFA of 30,855 square meters. For the six months ended 30 June, 2016, we delivered 3 units and recognized revenue in the amount of US$10.6 million.

The following table sets forth the square meters sold and average selling price per square meter by each project, each reportable segment and on a consolidated basis for the six months ended June 30, 2015 and 2016.

15

	For Six Months Ended June 30,
	2015			2016
Project	Contract Sales	Square Meters Sold	Average Selling Price	Contract Sales	Square Meters Sold	Average Selling Price
	US$	m²	US$/m²	US$	m²	US$/m²
Chengdu region
Chengdu Xinyuan Splendid I	547,634	-	-	449,051	-	-
Chengdu Xinyuan Splendid II	-	-	-	-	-	-
Chengdu Thriving Family	19,868,194	21,582	921	35,123,850	41,383	849
Total	20,415,828	21,582	946	35,572,901	41,383	860
Jiangsu region
Suzhou International City Garden	-	-	-	-	-	-
Suzhou Lake Splendid	-	-	-	-	-	-
Suzhou Colorful Garden	-	-	-	-	-	-
Suzhou Xin City	5,143,753	2,683	1,917	1,280,599	430	2,978
Suzhou Lake Royal Palace	47,719,841	32,626	1,463	74,117,246	25,896	2,862
Kunshan International City Garden	-	-	-	261,428	230	1,137
Kunshan Royal Palace	63,087,800	43,107	1,464	111,140,562	53,678	2,071
Xuzhou Colorful Garden	-	-	-	-	-	-
Xuzhou Colorful City	17,704,318	12,587	1,407	7,797,893	4,900	1,591
Total	133,655,712	91,003	1,469	194,597,728	85,134	2,286
Shandong region
Jinan International City Garden	-	-	-	93,280	118	791
Jinan Xinyuan Splendid	20,441,950	14,086	1,451	2,928,039	1,900	1,541
Shandong Royal Palace	31,871,595	31,076	1,026	45,887,616	45,344	1,012
Jinan Xin Central	43,441,146	28,541	1,522	37,142,868	24,401	1,522
Total	95,754,691	73,703	1,299	86,051,803	71,763	1,199
Henan region
Zhengzhou Royal Palace	106,410	224	475	(12,490)	(52)	240
Zhengzhou Finance Square	-	-	-	-	-	-
Zhengzhou Modern City	2,186,579	44	49,695	51,540	-	-
Zhengzhou Yipin Xiangshan Phase II	94,898	-	-	95,132	-	-
Zhengzhou Century East A	249,644	-	-	102,693	34	3,020
Zhengzhou Century East B	260,963	-125	-2,088	243,081	(21)	(11,575)
Henan Xin City	37,156,018	14,930	2,489	(72,128)	-	-
Henan Thriving Family	14,829,005	12,889	1,151	329,263	300	1,098
Henan Xin Central I	-	-	-	67,936,684	55,988	1,213
Zhengzhou Xindo Park	15,926,979	10,175	1,565	12,274,936	12,102	1,014
Xingyang Splendid I	7,441,171	8,843	841	2,103,585	2,624	802
Xingyang Splendid II	2,071,721	990	2,093	7,514,888	9,500	791
Zhengzhou Fancy City I	-	-	-	77,195,588	58,600	1,317
Zhengzhou Fancy City II (South)	-	-	-	7,653,580	5,609	1,365
Total	80,323,388	47,970	1,674	175,416,352	144,684	1,212
Beijing region
Beijing Xindo Park	80,912,048	20,290	3,988	(482,168)	(400)	1,205

Changsha region
Changsha Xinyuan Splendid	23,434,203	25,562	917	58,845,873	63,794	922
Sanya region
Sanya Yazhou Bay No.1	7,882,807	3,684	2,140	7,392,029	3,982	1,856
Shanghai region
Shanghai Royal Palace	36,211,389	10,521	3,442	52,035,525	12,200	4,265
Xi’an region
Xi’an Metropolitan	-	-	-	49,035,970	47,495	1,032
Tianjin region
Tianjin Spring Royal Palace	-	-	-	95,582,632	81,200	1,177
Grand Total	478,590,066	294,315	1,626	754,048,646	551,235	1,368

The total square meters sold increased to 551,235 square meters for the six months ended June 30, 2016 from 294,315 square meters for the six months ended June 30, 2015. The increase was mainly due to the ongoing positive momentum of real estate market in the first half year of 2016.

The overall aggregate average selling price per square meter for the six months ended June 30, 2016 decreased to US$1,368 from US$1,626 for the six months ended June 30, 2015 primarily due to the average selling price of projects with higher GFA sales in the first half year of 2016 is lower.

16

Chengdu region. The square meters in this region sold for the six months ended June 30, 2016 increased to 41, 383square meters from 21,582 square meters for the six months ended June 30, 2015, primarily due to increased sales of Chengdu Thriving Family which was launched in September 2014.

Jiangsu region. The square meters sold for the six months ended June 30, 2016 decreased to 85,134 square meters from 91,003 square meters for the six months ended June 30, 2015, primarily due to decreased sales of Suzhou Lake Royal Palace and Xuzhou Colorful City, for which presales were launched -sale in July 2014 and November 2013. The average selling price per square meter for the six months ended June 30, 2016 increased to US$2,286 from US$1,469 for the six months ended June 30, 2015, which is attributable to the general increase of selling price in Suzhou market.

Shandong region. The square meters sold for the six months ended June 30, 2016 decreased to 71,763 square meters from 73,703 square meters for the six months ended June 30, 2015, primarily due to decreased sales of Jinan Xinyuan Splendid which was completed in January, 2016. The average selling price per square meter for the six months ended June 30, 2016 decreased to US$1,199 from US$1,299 for the six months ended June 30, 2015, resulting from the reduction in high margin sales of Jinan Xinyuan Splendid.

Henan region. The square meters sold for the six months ended June 30, 2016 increased to 144, 684 square meters from 47,970 square meters for the six months ended June 30, 2015, mainly due to the launch of Henan Xin Central I, Zhengzhou Fancy City I and Zhengzhou Fancy City II (South). The average selling price per square meter for the six months ended June 30, 2016 decreased to US$1,212 from US$1,674 for the six months ended June 30, 2015, resulting from decreased sales of higher-priced commercial space (as compared to residential space) as a percentage of total sales.

Beijing region. The square meters sold for the six months ended June 30, 2016 decreased to minus 400 square meters from 20,290 square meters for the six months ended June 30, 2015, mainly due to the reduction of saleable units and sales return. The average selling price per square meter for the six months ended June 30, 2016 decreased to US$1,205 from US$3,988 for the six months ended June 30, 2015.

Changsha region. The square meters sold for the six months ended June 30, 2016 increased to 63,794 square meters from 25,562 square meters for the six months ended June 30, 2015, mainly due to increased sales of Changsha Xinyuan Splendid with the growing polularity  of Changsha real estate market. The average selling price per square meter for the six months ended June 30, 2016 increased slightly to US$922 from US$917 for the six months ended June 30, 2015.

Sanya region. The square meters sold for the six months ended June 30, 2016 increased to 3,982 square meters from 3,684 square meters for the six months ended June 30, 2015. The average selling price per square meter for the six months ended June 30, 2016 decreased to US$1,856 from US$2,140 for the six months ended June 30, 2015, resulting from the decreased sales of higher-priced commercial space.

Shanghai region. The square meters sold for the six months ended June 30, 2016 increased to 12,200 square meters from 10,521 square meters for the six months ended June 30, 2015, mainly due to increased sales of Shanghai Royal Palace which was launched in January 2015. The average selling price per square meter for the six months ended June 30, 2016 increased to US$4,265 from US$3,442 for the six months ended June 30, 2015, resulting from sales of higher-priced commercial space.

Tianjin region. In the fourth quarter of 2015, we commenced sales of our first project in the Tianjin region, Tianjin Spring Royal Palace. Total square meters sold for the six months ended June 30, 2016 was 81,200 square meters and the average selling price per square meter for the six months ended June 30, 2016 was US$1,177.

17

Real estate leasing

Real estate leasing income increased by US$0.2 million to US$3.0 million for the six months ended June 30, 2016 from US$2.8 million for the six months ended June 30, 2015.

Real estate management services

Real estate management aervices increased by US$2.5 million to US$12.9 million for the six months ended June 30, 2016 from US$10.4 million for the six months ended June 30, 2015.

Other revenue

Other revenue increased by US$1.2 million, to US$1.7 million for the six months ended June 30, 2016 from US$0.5 million for the six months ended June 30, 2015.

Cost of revenue

Cost of revenue increased by US$152.9 million, or 45.9%, to US$485.8 million for the six months ended June 30, 2016 from US$332.9 million for the six months ended June 30, 2015, generally in line with our revenue increases.

Cost of real estate sales

Cost of real estate sales increased by US$150.3 million, or 46.8%, to US$471.6 million for the six months ended June 30, 2016 from US$321.3 million for the six months ended June 30, 2015. Total land use rights cost increased by US$36.1 million, or 27.1%, from US$133.4 million (41.5% of cost of real estate sales) for the six months ended June 30, 2015 to US$169.5 million (35.9% of cost of real estate sales) for the six months ended June 30, 2016, primarily due to increased sales of properties. The construction cost, including capitalized interest, increased by US$114.3 million, or 60.9%, to US$302.1 million for the six months ended June 30, 2016 from US$187.8million for the six months ended June 30, 2015.

Cost of real estate leasing

Cost of real estate leasing increased by US$0.2 million, or 12.5%, to US$1.8 million for the six months ended June 30, 2016 from US$1.6 million for the six months ended June 30, 2015.

Cost of real estate management services

Cost of real estate management services increased by US$1.2 million, or 13.5%, to US$10.1 million for the six months ended June 30, 2016 from US$8.9 million for the six months ended June 30, 2015.

Other costs

Other costs increased by US$1.2 million, or 100.0%, to US$2.4 million for the six months ended June 30, 2016 from US$1.2 million for the six months ended June 30, 2015.

Gross profit

Gross profit increased by US$17.3 million, or 15.9%, to US$126.2 million for the six months ended June 30, 2016 from US$108.9 million for the six months ended June 30, 2015. Gross profit margin was 20.6% for the six months ended June 30, 2016 compared to 24.7% for the six months ended June 30, 2015.

Selling and distribution expenses

Selling and distribution expenses decreased by US$1.7 million, or 9.1%, to US$16.9 million for the six months ended June 30, 2016 from US$18.6 million for the six months ended June 30, 2015. The decrease was primarily due to our maintaining strict cost controls. As a percentage of revenue, selling and distribution expenses was 2.8% for the six months ended June 30, 2016 compared to 4.2% for the six months ended June 30, 2015. As revenue expands in the future, we expect selling and distribution expenses as a percentage of revenue to be flat.

General and administrative expenses

General and administrative expenses increased by US$10.8 million, or 24.1%, to US$55.6 million for the six months ended June 30, 2016 from US$44.8 million for the six months ended June 30, 2015. As a percentage of revenue, general and administrative expenses were 9.1% for the six months ended June 30, 2016, compared to 10.1% for the six months ended June 30, 2015.The increase was primarily due to an increase in salary and welfare expenses as the average level of salary and bonus increased, increased share-based compensation due to additional awards granted in 2016.

18

Interest income

Interest income was US$12.7 million for the six months ended June 30, 2016, compared to US$11.9 million for the six months ended June 30, 2015. The increase in interest income mainly resulted from the increase in the average cash balance.

Interest expenses

For the period ended June 30, 2016, out of total interest costs incurred, US$10.1 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$90.7 million for the six months ended June 30, 2016, including US$86.6 million of interest on loans and notes, US$3.0 million of amortization of debt issuance costs and US$1.1 million of amortization of aircraft finance lease related interest.

For the period ended June 30, 2015, out of total interest costs incurred, US$10.0 million was charged to current year Statement of Comprehensive Income, due to non-qualification of U.S. GAAP interest capitalization rule. Total gross interest costs incurred amounted to US$92.5 million for the six months ended June 30, 2015, including US$88.5 million of interest on loans and notes, US$2.9 million of amortization of debt issuance costs and US$1.1 million of amortization of aircraft finance lease related interest.

Exchange gains

For the six months ended June 30, 2015 and 2016, we recorded nil and US$0.2 million unrealized foreign exchange gain, respectively.

Income taxes

Income taxes decreased by US$1.7 million, to US$27.0 million for the six months ended June 30, 2016 from US$28.7 million for the six months ended June 30, 2015.

 Our effective income tax rate (“ETR”) was 43.8% in the first six months of 2016 compared to 53.8% in the first six months of 2015. The ETR was different from the statutory tax rate of 25% due to the effects of the LAT, the corporate income tax (“CIT”) benefit of LAT, outside basis differences and changes in unrecognized tax benefits. The change in the effective income tax rate is primarily due to a LAT rebate of approximately US$9.1 million during the six months ended June 30, 2016 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms and a CIT true up reversal of approximately US$1.9 million was recognized due to the decrease of non-deductible expenses, while a non-recurring reversal of LAT liabilities of approximately US$4.2 million during the six months ended June 30, 2015 related to a completed project that was liquidated and settled with the local tax bureaus on favorable terms and a CIT true up reversal of approximately US$4.6 million was recognized due to the decrease of non-deductible expenses.

Net income attributable to our shareholders

Net income increased by US$10.0 million to US$34.7 million for the six months ended June 30, 2016, from US$24.7 million for the six months ended June 30, 2015.

19

Discussion of Segment Operations

We consider each of our individual property developments as a discrete operating segment. As a presentation of segment information for each property development would not be meaningful, we have aggregated our segments on a provincial basis as property development projects undertaken within a province have similar expected economic characteristics, type of properties offered, customers and market and regulatory environment. Our reporting segments are: (i) property developments in Zhengzhou, Henan Province, (ii) property developments in Jinan, Shandong Province, (iii) property developments in Suzhou, Xuzhou and Kunshan, Jiangsu Province, (iv) property developments in Chengdu, Sichuan Province (v) property developments in Beijing, (vi) property developments in Sanya, Hainan Province, (vii) property developments in Changsha, Hunan province, (viii) property developments in Shanghai, (ix) property developments in Xi’an, Shaanxi Province, (x) property developments in Tianjin, (xi) property developments in the U.S. and (xii)"other." Each geographic operating segment is principally engaged in the construction and development of residential real estate units. The “other” category relates to investment holdings, property management services, installation of intercom systems, landscaping, engineering and management, real estate sale, purchase and lease activities. The accounting policies of the various segments are the same as those described in Note 2, “Summary of Significant Accounting Policies” of the Notes to Consolidated Financial Statements included in this report.

	For Six Months Ended June 30,
	2015	2016
	(US$ in thousands, except for percentages)
Zhengzhou, Henan
Total revenue	83,113	119,553
Total cost of revenue	(56,018)	(83,659)
Gross profit	27,095	35,894
Gross margin	32.6%	30.0%
Operating income	10,010	14,561
Jinan, Shandong
Total revenue	78,101	70,375
Total cost of revenue	(64,724)	(58,616)
Gross profit	13,377	11,759
Gross margin	17.1%	16.7%
Operating income	8,595	8,752
Suzhou, Kunshan and Xuzhou, Jiangsu
Total revenue	115,803	202,686
Total cost of revenue	(89,947)	(165,396)
Gross profit	25,856	37,290
Gross margin	22.3%	18.4%
Operating income	19,943	32,361
Chengdu, Sichuan
Total revenue	15,535	29,814
Total cost of revenue	(13,983)	(18,114)
Gross profit	1,552	11,700
Gross margin	10.0%	39.2%
Operating income(loss)	(151)	10,147
Beijing
Total revenue	89,954	(1,386)
Total cost of revenue	(58,327)	(11,700)
Gross profit	31,627	(13,086)
Gross margin	35.2%	944.2%
Operating income(loss)	17,884	(26,215)
Sanya, Hainan
Total revenue	5,671	3,226
Total cost of revenue	(3,506)	(2,124)
Gross profit	2,165	1,102
Gross margin	38.2%	34.2%
Operating loss	(1,301)	(678)
Changsha, Hunan
Total revenue	13,024	47,149
Total cost of revenue	(11,555)	(33,555)
Gross profit	1,469	13,594
Gross margin	11.3%	28.8%
Operating income(loss)	(84)	11,155
Shanghai
Total revenue	27,724	52,878
Total cost of revenue	(24,721)	(46,647)
Gross profit	3,003	6,231
Gross margin	10.8%	11.8%
Operating income	1,483	5,052
Xi’an, Shaanxi
Total revenue	-	34,631
Total cost of revenue	-	(27,805)
Gross profit	-	6,826
Gross margin	-	19.7%
Operating income	-	5,165
Tianjin
Total revenue	1	29,313
Total cost of revenue	-	(19,632)
Gross profit	1	9,681
Gross margin	100%	33.0%
Operating income	(3,980)	2,081
US
Total revenue	1,530	10,638
Total cost of revenue	(1,243)	(8,478)
Gross profit	287	2,160
Gross margin	18.8%	20.3%
Operating income(loss)	(2,269)	516
Others
Total revenue	11,328	13,130
Total cost of revenue	(8,835)	(10,081)
Gross profit	2,493	3,049
Gross margin	22.0%	23.2%
Operating loss	(4,647)	(9,224)

20

Six Months ended June 30, 2016 Compared to Six Months ended June 30, 2015

 Zhengzhou, Henan. Total revenue increased by US$36.5 million, or 43.9%, from US$83.1 million for the six months ended June 30, 2015 to US$119.6 million for the six months ended June 30, 2016. The increase was primarily due to sales of units in Henan Xin Central I, Zhengzhou Fancy City I and Zhengzhou Fancy City II. The gross profit for this region was US$35.9 million in the six months ended June 30, 2016, representing an increase of US$8.8 million, or 32.5%, as compared to US$27.1 million in the six months ended June 30, 2015. The operating income was US$14.6 million for the six months ended June 30, 2016, representing an increase of US$4.6 million, or 46.0%, from US$10.0 million in the six months ended June 30, 2015. Such increase was due to the increase in revenues as described above.

Jinan, Shandong. Total revenue decreased by US$7.7million, from US$78.1 million for the six months ended June 30, 2015 to US$70.4 million for the six months ended June 30, 2016. The gross profit decreased to US$11.8 million for the six months ended June 30, 2016 from US$13.4 million for the six months ended June 30, 2015. The operating income was US$8.8 million for the six months ended June 30, 2016, from US$8.6 million for the six months ended June 30, 2015. Such increase was primarily due to the increase of gross margin.

Suzhou, Kunshan and Xuzhou, Jiangsu. Total revenue increased by US$86.9 million, or 75.0%, from US$115.8 million for the six months ended June 30, 2015 to US$202.7 million for the six months ended June 30, 2016. The increase was primarily due to the increase in sales of units in Suzhou Lake Royal Palace and Kunshan Royal Palace. The gross profit for the Jiangsu segment was US$37.3 million for the six months ended June 30, 2016, increasing by US$11.4 million from US$25.9 million for the six months ended June 30, 2015. The operating income was US$32.4 million for the six months ended June 30, 2016, an increase of US$12.5 million, or 62.8%, compared to US$19.9 million for the six months ended June 30, 2015. Such increase was due to the increase in revenues as described above.

Chengdu, Sichuan. Total revenue increased by US$14.3 million from US$15.5 million for the six months ended June 30, 2015 to US$29.8 million for the six months ended June 30, 2016. The increase was primarily due to the increase in sales of units in Chengdu Thriving Family. The gross profit for the Sichuan segment was US$11.7 million for the six months ended June 30, 2016, an increase of US$10.1 million from US$1.6 million for the six months ended June 30, 2015. The operating income was US$10.1 million for the six months ended June 30, 2016, compared to an operating loss of US$0.2 million for the six months ended June 30, 2015.

Beijing. Total revenue decreased by US$91.4 million, or 101.6%, from US$90.0 million for the six months ended June 30, 2015 to minus US$1.4 million for the six months ended June 30, 2016. The decrease was primarily due to a reduction in sellable units of Beijing Xindo Park as the projects were near completion. The gross profit for the Beijing segment was minus US$13.1 million for the six months ended June 30, 2016, decreasing by US$44.7 million from US$31.6 million for the six months ended June 30, 2015. The operating loss was US$26.2 million for the six months ended June 30, 2016, a decrease of US$44.1 million, or 246.4%, compared to US$17.9 million for the six months ended June 30, 2015.

21

Sanya, Hainan. Total revenue decreased by US$2.5 million, or 43.9%, from US$5.7 million for the six months ended June 30, 2015 to US$3.2 million for the six months ended June 30, 2016. The decrease was primarily due to the slow-down of construction. The gross profit for the Sanya segment was US$1.1 million for the six months ended June 30, 2016, decreasing by US$1.1 million from US$2.2 million for the six months ended June 30, 2015. The operating loss was US$0.7 million for the six months ended June 30,2016, a decrease of US$0.6 million, or 46.2%, compared to US$1.3 million for the six months ended June 30, 2015. Such increase was due to the decrease in revenues as described above.

Changsha, Hunan. Total revenue increased by US$34.1 million, or 262.3%, from US$13.0 million for the six months ended June 30, 2015 to US$47.1 million for the six months ended June 30, 2016. The increase was primarily due to sales of units in Changsha Xinyuan Splendid. The gross profit for the Changsha segment was US$13.6 million for the six months ended June 30, 2016, increasing by US$12.1 million from US$1.5 million for the six months ended June 30, 2015. The operating income was US$11.2 million for the six months ended June 30, 2016, compared to an operating loss of US$0.1 million for the six months ended June 30, 2015. Such result was due to the increase in revenues as described above.

Shanghai. Total revenue increased by US$25.2 million, or 91.0%, from US$27.7 million for the six months ended June 30, 2015 to US$52.9 million for the six months ended June 30, 2016. The increase was primarily due to sales of units in Shanghai Royal Palace. The gross profit for the Shanghai segment was US$6.2 million for the six months ended June 30, 2016, increasing by US$3.2 million from US$3.0 million for the six months ended June 30, 2015. The operating income was US$5.1 million for the six months ended June 30, 2016, an increase of US$3.6 million, or 240.0%, compared to US$1.5 million for the six months ended June 30, 2015. Such increase was due to the increase in revenues as described above.

Xi’an, Shaanxi. Before 2016, the investment in Shaanxi Zhongmao was accounted for under the equity method of accounting. On February 23, 2016, the Company purchased additional 14.98% of the equity interest of Shaanxi Zhongmao and held a cumulative 65.98% of the equity interest of Shaanxi Zhongmao, making it a consolidated subsidiary. Total revenue, gross profit and the operating income recognized in the period from February 23, 2016 to June 30, 2016 was US$34.6 million, US$6.8 million and US$5.2 million, respectively.

Tianjin. In the fourth quarter of 2015, we commenced sales of our first project in the Tianjin region, Tianjin Spring Royal Palace. Total revenue for the six months ended June 30, 2016 was US$29.3 million. Gross profit was US$9.7 million for the six months ended June 30, 2016 and the operating income was US$2.1 million for the six months ended June 30, 2016.

 The U.S. Total revenue increased by US$9.1 million, or 606.7%, from US$1.5 million for the six months ended June 30, 2015 to US$10.6 million for the six months ended June 30, 2016. The increase was primarily due to the delivery of units in New York Oosten project. This region had a gross profit of US$2.2 million and an operating income of US$0.5 million in the six months ended June 30, 2016.

Others. Other revenue of US$13.1 million for the six months ended June 30, 2016 consisted of real estate-related services, including property management services, broadband network installation, landscaping services and consulting services. These services generated a gross profit of US$3.0 million in the six months ended June 30, 2016, compared to a gross profit of US$2.5 million in the six months ended June 30, 2015.

22

Status of Projects as of June 30, 2016

The status of each of our projects under construction and under planning as of June 30, 2016, which were accounted for using the percentage of completion method and full accrual method, is discussed below.

Jinan Xinyuan Splendid

As of June 30, 2016, the carrying value of this project was US$1.1 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$559.9 million relative to total estimated cost of US$563.4 million. In the period ended June 30, 2016, we had contract sales of US$2.9 million with area sold of 1,900 square meters at an average selling price of US$1,541 per square meter. Sales for this project began in May 2011 and cumulative contract sales through June 30, 2016 were US$751.0 million with total area sold of 562, 602 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$758.2 million, or US$715.4 million net of business tax, relative to the total estimated cost of US$563.4 million, generating a gross margin of 21.2%.

Henan Xin City

As of June 30, 2016, the carrying value of this project was US$9.9 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$212.2 million relative to total estimated cost of US$224.6 million. In the period ended June 30, 2016, we had contract sales reverse of US$0.1 million. Sales for this project began in September 2013 and cumulative contract sales through June 30, 2016 were US$325.1 million with total area sold of 206,175 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$362.2 million, or US$341.7 million net of business tax, relative to the total estimated cost of US$224.6 million, generating a gross margin of 34.3%.

Suzhou Xin City

As of June 30, 2016, the carrying value of this project was US$17.6 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$112.7 million relative to total estimated cost of US$112.9 million. In the period ended June 30, 2016, we had contract sales of US$1.3 million with area sold of 430 square meters at an average selling price of US$2,978 per square meter. Sales for this project began in September 2013 and cumulative contract sales through June 30, 2016 were US$175.7 million with total area sold of 127,312 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$175.7 million, or US$166.0 million net of business tax, relative to the total estimated cost of US$112.9 million, generating a gross margin of 32.0%.

Xuzhou Colorful City

As of June 30, 2016, the carrying value of this project was US$29.9 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$102.9 million relative to total estimated cost of US$133.3 million. In the period ended June 30, 2016, we had contract sales of US$7.8 million with area sold of 4,900 square meters at an average selling price of US$1,591 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2016 were US$98.7 million with total area sold of 72,470 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$197.8 million, or US$186.7 million net of business tax, relative to the total estimated cost of US$133.3 million, generating a gross margin of 28.6%.

23

Kunshan Royal Palace

As of June 30, 2016, the carrying value of this project was US$54.8 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$369.8 million relative to total estimated cost of US$402.4 million. In the period ended June 30, 2016, we had contract sales of US$111.1 million with area sold of 53, 678 square meters at an average selling price of US$2,071 per square meter. Sales for this project began in November 2013 and cumulative contract sales through June 30, 2016 were US$392.9 million with total area sold of 253,126 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$480.5 million, or US$454.1 million net of business tax, relative to the total estimated cost of US$402.4 million, generating a gross margin of 11.4%.

Beijing Xindo Park

As of June 30, 2016, the carrying value of this project was US$61.3 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$314.5 million relative to total estimated cost of US$324.5 million. In the period ended June 30, 2016, we had contract sales reversal of US$0.5 million. Sales for this project began in February 2014 and cumulative contract sales through June 30, 2016 were US$365.5 million with total area sold of 119,069 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$459.9 million, or US$434.1 million net of business tax, relative to the total estimated cost of US$324.5 million, generating a gross margin of 25.2%.

Shandong Royal Palace

As of June 30, 2016, the carrying value of this project was US$181.0 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$331.6 million relative to total estimated cost of US$525.7 million. In the period ended June 30, 2016, we had contract sales of US$45.9 million with area sold of 45,344 square meters at an average selling price of US$1,012 per square meter. Sales for this project began in June 2014 and cumulative contract sales through June 30, 2016 were US$186.2 million with total area sold of 191,886 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$671.2 million, or US$633.3 million net of business tax, relative to the total estimated cost of US$525.7 million, generating a gross margin of 17.0%.

Suzhou Lake Royal Palace

As of June 30, 2016, the carrying value of this project was US$103.6 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$280.9 million relative to total estimated cost of US$288.7 million. In the period ended June 30, 2016, we had contract sales of US$74.1 million with area sold of 25,896 square meters at an average selling price of US$2,862 per square meter. Sales for this project began in July 2014 and cumulative contract sales through June 30, 2016 were US$253.4 million with total area sold of 140,331 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$379.7 million, or US$358.8 million net of business tax, relative to the total estimated cost of US$288.7 million, generating a gross margin of 19.5%.

Henan Thriving Family

As of June 30, 2016, the carrying value of this project was US$2.3 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$94.8 million relative to total estimated cost of US$111.4 million. In the period ended June 30, 2016, we had contract sales of US$0.3 million with area sold of 300 square meters at an average selling price of US$1,098 per square meter. Sales for this project began June 2014 and cumulative contract sales through June 30, 2016 were US$127.4 million with total area sold of 115,310 square meters.

24

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$154.3 million, or US$145.7 million net of business tax, relative to the total estimated cost of US$111.4 million, generating a gross margin of 23.5%.

Xingyang Splendid Phase I

As of June 30, 2016, the carrying value of this project was US$14.2 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$52.5 million relative to total estimated cost of US$69.2 million. In the period ended June 30, 2016, we had contract sales of US$2.1 million with area sold of 2,624 square meters at an average selling price of US$802 per square meter. Sales for this project began in May 2014 and cumulative contract sales through June 30, 2016 were US$59.0 million with total area sold of 75,664 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$85.4 million, or US$80.6 million net of business tax, relative to the total estimated cost of US$69.2 million, generating a gross margin of 14.1%.

Xingyang Splendid Phase II

As of June 30, 2016, the carrying value of this project was US$47.0 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$43.2 million relative to total estimated cost of US$86.3 million. In the period ended June 30, 2016, we had contract sales of US$7.5 million with area sold of 9,500 square meters at an average selling price of US$791 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2016 were US$14.5 million with total area sold of 16,716 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$143.7 million, or US$135.7 million net of business tax, relative to the total estimated cost of US$86.3 million, generating a gross margin of 36.4%.

Chengdu Thriving Family

As of June 30, 2016, the carrying value of this project was US$230.4 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$270.3 million relative to total estimated cost of US$318.5 million. In the period ended June 30, 2016, we had contract sales of US$35.1 million with area sold of 41,383 square meters at an average selling price of US$849 per square meter. Sales for this project began in September 2014 and cumulative contract sales through June 30, 2016 were US$88.6 million with total area sold of 105,704 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$381.2 million, or US$360.1 million net of business tax, relative to the total estimated cost of US$318.5 million, generating a gross margin of 11.6%.

Changsha Xinyuan Splendid

As of June 30, 2016, the carrying value of this project was US$147.3 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$187.4 million relative to total estimated cost of US$245.9 million. In the period ended June 30, 2016, we had contract sales of US$58.8 million with area sold of 63,794 square meters at an average selling price of US$922 per square meter. Sales for this project began in November 2014 and cumulative contract sales through June 30, 2016 were US$125.8 million with total area sold of 147,246 square meters.

25

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$359.0 million, or US$338.9 million net of business tax, relative to the total estimated cost of US$245.9 million, generating a gross margin of 27.4%.

Sanya Yazhou Bay No.1

As of June 30, 2016, the carrying value of this project was US$108.8 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$123.7 million relative to total estimated cost of US$181.6 million. In the period ended June 30, 2016, we had contract sales of US$7.4 million with area sold of 3,982 square meters at an average selling price of US$1,856 per square meter. Sales for this project began in November 2014 and cumulative contract sales through June 30, 2016 were US$19.9 million with total area sold of 15,815 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$303.1 million, or US$286.1 million net of business tax, relative to the total estimated cost of US$181.6 million, generating a gross margin of 36.5%.

Shanghai Royal Palace

As of June 30, 2016, the carrying value of this project was US$132.9 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$236.8 million relative to total estimated cost of US$246.7 million. In the period ended June 30, 2016, we had contract sales of US$52.0 million with area sold of 12,200 square meters at an average selling price of US$4,265 per square meter. Sales for this project began in January 2015 and cumulative contract sales through June 30, 2016 were US$132.1 million with total area sold of 36,578 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$294.8 million, or US$278.3 million net of business tax, relative to the total estimated cost of US$246.7 million, generating a gross margin of 11. 4%.

Jinan Xin Central

As of June 30, 2016, the carrying value of this project was US$77.4 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$173.5 million relative to total estimated cost of US$275.2 million. In the period ended June 30, 2016, we had contract sales of US$37.1 million with area sold of 24,401 square meters at an average selling price of US$1,522 per square meter. Sales for this project began in May 2015 and cumulative contract sales through June 30, 2016 were US$135.2 million with total area sold of 91,653 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$366.0 million, or US$345.5 million net of business tax, relative to the total estimated cost of US$275.2 million, generating a gross margin of 20.3%.

Henan Xin Central I

 As of June 30, 2016, the carrying value of this project was US$32.0 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$144.6 million relative to total estimated cost of US$254.6 million. In the period ended June 30, 2016, we had contract sales of US$67.9 million with area sold of 55,988 square meters at an average selling price of US$1,213 per square meter. Sales for this project began in April 2015 and cumulative contract sales through June 30, 2016 were US$157.7 million with total area sold of 133,408 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$366.2 million, or US$345.7 million net of business tax, relative to the total estimated cost of US$254.6 million, generating a gross margin of 26.4%.

26

Zhengzhou Xindo Park

As of June 30, 2016, the carrying value of this project was US$54.7 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$73.1 million relative to total estimated cost of US$132.3 million. In the period ended June 30, 2016, we had contract sales of US$12.3 million with area sold of 12,102 square meters at an average selling price of US$1,014 per square meter. Sales for this project began in April 2015 and cumulative contract sales through June 30, 2016 were US$52.4 million with total area sold of 44,031 square meters..

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$202.3 million, or US$191.0 million net of business tax, relative to the total estimated cost of US$132.3 million, generating a gross margin of 30.7%.

Tianjin Spring Royal Palace

As of June 30, 2016, the carrying value of this project was US$30.1 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$80.5 million relative to total estimated cost of US$256.9 million. In the period ended June 30, 2016, we had contract sales of US$95.6 million with area sold of 81,200 square meters at an average selling price of US$1,177 per square meter. Sales for this project began in October 2015 and cumulative contract sales through June 30, 2016 were US$114.1 million with total area sold of 95,264 square meters..

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$399.4 million, or US$377.0 million net of business tax, relative to the total estimated cost of US$256.9 million, generating a gross margin of 31.9%.

Xi’an Metropolitan

As of June 30, 2016, the carrying value of this project was US$197.1 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$248.5 million relative to total estimated cost of US$362.8 million. In the period ended June 30, 2016, we had contract sales of US$49.0 million with area sold of 47,495 square meters at an average selling price of US$1,032 per square meter. Sales for this project began in December 2014 and cumulative contract sales through June 30, 2016 were US$167.3 million with total area sold of 169,818 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$483.4 million, or US$456.3 million net of business tax, relative to the total estimated cost of US$362.8 million, generating a gross margin of 20.5%.

Zhengzhou Fancy City I

As of June 30, 2016, the carrying value of this project was US$1.1 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$83.5 million relative to total estimated cost of US$160.1 million. In the period ended June 30, 2016, we had contract sales of US$77.2 million with area sold of 58,600 square meters at an average selling price of US$1,317 per square meter. Sales for this project began in October 2015 and cumulative contract sales through June 30, 2016 were US$147.6 million with total area sold of 116,152 square meters.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$240.1 million, or US$226.7 million net of business tax, relative to the total estimated cost of US$160.1 million, generating a gross margin of 29.4%.

27

Zhengzhou Fancy City II (South)

As of June 30, 2016, the carrying value of this project was US$38.3 million, net of profit recognized and progress billings. As of June 30, 2016 the cumulative cost incurred on the project was US$42.1 million relative to total estimated cost of US$98.7 million. Sales for this project began in May 2016. In the period ended June 30, 2016, we had contract sales of US$7.7 million with area sold of 5,609 square meters at an average selling price of US$1,365 per square meter.

We estimate that over the full life of the project we will achieve aggregate gross sales revenue of US$136.7 million, or US$129.0 million net of business tax, relative to the total estimated cost of US$98.7 million, generating a gross margin of 23.5%.

Northern Nevada Land Portfolio

As of December 31, 2015, we have sold 325 finished lots and 185 acres of undeveloped land, out of the total 325 finished lots and 185 acres of undeveloped land we purchased through a foreclosure sale from a major U.S. bank in 2012. We recognized revenue of US$0.8 million and US$ nil for the six months ended June 30, 2015 and 2016, respectively.

Lennox Project

As of December 31, 2015, we have sold all the 15 units of the project with a total GFA of 2,865 square meters, for a total amount of US$11.1 million.

New York Oosten

As of June 30, 2016, we have delivered three units with a total GFA of 953 square meters out of the total 216 units with a total GFA of 30,855 square meters, for a total of US$10.6 million. We acquired the site in September 2012 and commenced construction of this project in November 2013.

Critical Accounting Policies

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are inherently uncertain. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our financial statements and other financial information, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements and other financial information.

Revenue recognition

We apply either of two different methods for revenue recognition, full accrual method and percentage-of-completion method, depending on the expected construction period and timing of collection of sales prices.

28

Full accrual method

Revenue from sales of development properties where the construction period, the period from the construction permit award date to the unit delivery date, is expected to be 12 months or less, or the construction period is expected to be longer than 12 months and sales prices are not certain to be collected, is recognized by the full accrual method when the sale is consummated and the unit has been delivered. Revenue from and the sale of properties held for sale is recognized by the full accrual method at the time of the closing of an individual unit sale. This occurs when title to the property is transferred to the buyer. A sale is considered to be consummated when(a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which we are responsible has been arranged, (d) all conditions precedent to closing have been performed, (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. In addition, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay for the property, and the buyer’s receivable, if any, must not be subject to future subordination. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method in which all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

Percentage of completion method

Revenue and profit from the sale of development properties is recognized by the percentage-of-completion method on the sale of individual units when the following conditions are met:

•	Construction is beyond a preliminary stage.

•	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.

•	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

•	Sales prices are collectible.

•	Aggregate sales proceeds and costs can be reasonably estimated.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met.

If any of the above criteria is not met, proceeds are accounted for as customer deposits until the criteria are met. During parts of 2011 and 2012 we offered certain homebuyers seller-financing arrangements. All the homebuyers entered into such arrangement were subject to credit verification procedures. In addition, accounts receivable balances are unsecured, but monitored on an ongoing basis via our management reporting procedures. We provided longer payment terms, ranging between six months to two years to particular home buyers after applying strict credit requirements based on our credit policy. In the second half of 2012, execution of seller-financed contracts dropped significantly to the point that we did not offer seller-financed contracts to second home buyers starting in the fourth quarter of 2012. Commencing in the second quarter of 2014, we again offer seller-financed contracts. Under current seller-financed contract arrangements, the buyer pays the purchase price for the residential unit in installment payments over one year. These contracts generally require a 10% down payment upon the contract execution date, the second payment of 20% to 70% within 180 days to 270 days and the final payment 30 days before delivery.

Since 2013, PRC banks have tightened the distributions of mortgage loans to homebuyers. Therefore, mortgage loans for homebuyers have been subject to longer processing periods or even denied by the banks. We took the position that the processing periods of the contracts with underlying mortgage loans exceeding one year cannot be recognized as revenue under the percentage of completion method. As a result, we reversed contracted sales amounts of US$10.7 million related to sales contracts of 77 apartments when determining revenue to be recognized under the percentage of completion method in the period ended June 30, 2016.

Under the percentage of completion method, revenues from units sold and related costs are recognized over the course of the construction period, based on the completion progress of a project. In relation to any project, revenue is determined by calculating the ratio of incurred costs, including land use rights costs and construction costs, to total estimated costs and applying that ratio to the contracted sales amounts. Cost of sales is recognized by determining the ratio of contracted sales during the period to total estimated sales value, and applying that ratio to the incurred costs. Current period amounts are calculated based on the difference between the life-to-date project totals and the previously recognized amounts.

29

The effect of changes to total estimated contract cost or revenues, if any, are recognized in the period in which they are determined. Revenue recognized to date in excess of amounts received from customers is classified as current assets under real estate properties under development. Amounts received from customers in excess of revenue recognized to date are classified as current liabilities under customer deposits. As of December 31, 2015 and June 30, 2016, the gross amounts received from customers in excess of revenues recognized were US$280.2 million and US$411.6 million, respectively.

Any losses occurred or forecast to occur on real estate transactions are recognized in the period in which the loss is first anticipated.

Income taxes

We account for income tax using the balance sheet method. Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as unutilized net operating losses. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before we are able to realize their benefits, or that future utilization is uncertain. We assess the need for valuation allowances by tax reporting unit by jurisdiction. Generally, each of our reportable operating segments is organized in a separate tax reporting unit in a single tax jurisdiction.

Interest and penalties arising from underpayment of income taxes is recognized according to the relevant tax law. The amount of interest expense to be recognized is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest recognized in accordance with ASC 740-10, “Income Tax” (“ASC 740-10”) is classified in the consolidated financial statements as interest expense, while penalties recognized in accordance with this Interpretation are classified in the consolidated financial statements as other expenses.

In accordance with the provisions of ASC 740-10, we recognize in our consolidated financial statements the impact of a tax position if a tax return’s position or future tax position is “more likely than not” to prevail (defined as a likelihood of more than fifty percent of being sustained upon audit, based on the technical merits of the tax position). Tax positions that meet the “more likely than not” threshold are measured (using a probability weighted approach) at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, certain changes and/or developments with respect to audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are appropriately recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regards to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Please see the more detailed discussion in note 10 to our unaudited condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Share-based compensation

Under ASC 718, “Compensation-Stock Compensation”, we are required to recognize share-based compensation as compensation expense based on the fair value of stock options and other equity awards on the date of the grant. We have elected to recognize compensation expense using the straight-line method for all restricted shares and stock options granted with service conditions that have a graded vesting schedule. We have a policy of using newly issued shares in the existing pool to satisfy any future exercise of share options and shares repurchased and held by a third party trustee to satisfy the restricted shares granted under our 2014 Restricted Stock Unit plan.

30

For options granted with performance conditions, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the non-vested shares granted.

Real estate properties development completed, under development and held for sale

Real estate properties consist of finished residential unit sites, commercial offices and residential unit sites under development. We lease the land for the residential unit sites under land use right leases with various terms from the PRC. Real estate properties development completed, under development and held for sale are stated at the lower of carrying amounts or fair value less selling costs.

Expenditures for land development, including cost of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method. Costs are allocated to specific units within a project based on the ratio of the sales value of units to the estimated total sales value times the total project costs.

Costs of amenities transferred to buyers are allocated as common costs of the project that are allocated to specific units as a component of total construction costs. For amenities retained by us, costs in excess of the related fair value of the amenities are also treated as common costs. Results of operations of amenities retained by us are included in current operating results.

In accordance with ASC 360, “Property, Plant and Equipment” (“ASC 360”), real estate property development completed, under development and held for sale are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

We determine estimated fair value primarily by discounting the estimated future cash flows relating to the asset. In estimating the cash flows for a project, we use various factors including (a) the expected pace at which the planned number of units will be sold, based on competitive market conditions, historical trends in sales pace and actual average selling prices of similar product offerings and any other long or short-term economic conditions which may impact the market in which the project is located; (b) the estimated net sales prices expected to be attained based on the current market conditions and historical price trends, as well as any estimated increases in future sales prices based upon the projected rate of unit sales, the estimated time gap between presale and expected delivery, the impact of government policies, the local and regional competitive environment, and certain external factors such as the opening of a subway line, school or factory; and (c) the expected costs to be incurred in the future by us, including, but not limited to, construction cost, construction overhead, sales and marketing, sales taxes and interest costs.

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risk associated with the assets and related estimated cash flows. The discount rate used in determining each project’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risk associated with the estimated cash flows.

The properties held for sale consist of finished lots for single family home communities and custom homes located in Reno, Nevada, U.S., and finished condominium units located in Irvine, California, U.S., which were acquired in the second and third quarter of 2012, respectively. As of June 30, 2016, the Company had sold all lots and units.

31

Leases

 In accordance with ASC 840, “Leases”, leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: ( a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

 On October 23, 2012, we entered into an agreement with Minsheng Hongtai (Tianjin) Aircraft Leasing Co., Ltd. to lease a corporate aircraft. The lease meets the transfer-of-ownership criterion and is classified as capital lease. The capital lease is measured at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance expenses in the statement of comprehensive income. A leased asset is amortized in a manner consistent with the Company’s normal depreciation policy for owned assets.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Certain lease arrangements contain escalation clauses.

Treasury Shares

We accounted for shares repurchased as treasury shares at cost in accordance to ASC Subtopic 505-30 (“ASC 505-30”), “ Treasury Shares ”. Those shares are shown separately in the Shareholders’ Equity as we have not yet decided on the ultimate disposition of the shares acquired. When we decide to retire the treasury shares, the difference between the original issuance price and the repurchase price may be allocated between additional paid-in capital and retained earnings.

On May 26, 2011, our Board of Directors unanimously authorized management to repurchase up to US$10 million of our shares within 12 months of the approval date. On June 19, 2012, we announced the approval of the repurchase of an additional US$20 million within 24 months of the approval date. On July 12, 2013, the Board of Directors unanimously authorized management to repurchase up to US$60 million of our shares from the approval date to July 5, 2015. On December 28, 2015, the Board of Directors unanimously authorized management to repurchase up to US$40 million of the Company’s shares from the approval date to the end of 2017. The Board of Directors also agreed to review our share repurchase program periodically and to adjust the amount authorized for repurchase as necessary. On September 19, 2013, 12,000,000 out of our treasury shares were issued to TPG Asia as part of the TPG private placement and we received gross proceeds of approximately US$32.88 million from the issuance of the common shares. As of June 30, 2016, we had a balance of 23,512,984 treasury shares amounting to US$45,262,256.

Debt Securities

On May 3, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "May 2018 Senior Secured Notes") at a coupon rate of 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The May 2018 Senior Secured Notes have a final maturity date of May 3, 2018. Given that the May 2018 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the May 2018 Senior Secured Notes under the requirements of ASC815 " Derivatives and Hedging ". The embedded redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the May 2018 Senior Secured Notes. The May 2018 Senior Secured Notes were issued at par.

32

On December 6, 2013, we issued notes with an aggregate principal amount of US$200,000,000 (the "June 2019 Senior Secured Notes") at a coupon rate of 13% per annum payable semi-annually. Interest is payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a final maturity date of June 7, 2019. Given that the June 2019 Senior Secured Notes is debt in its legal form and is not a derivative in its entirety, it have been classified as other long-term debt. We have evaluated and determined that there was no embedded derivative requiring bifurcation from the June 2019 Senior Secured Notes under the requirements of ASC815. The embedded optional redemption options and repurchase features did not qualify for derivative accounting because the embedded derivatives were considered clearly and closely related to the characteristics of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes were issued at par.

In February 2015, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the May 2018 and June 2019 Indentures (collectively, known as the “Indentures”) to provide it with additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include changes: (i) to incur additional Indebtedness (as defined in the Indentures) in furtherance of the our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures. The Company accounted for the amendments, which did not result in a debt extinguishment pursuant to ASC 470-50, Debt – Modifications and Exchanges.

In February 2016, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the first tranche of the onshore corporate bonds with an aggregate principal amount of US$154 million due on December 28, 2020 (the "First Tranche Bonds") at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015.

On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the second tranche of the onshore corporate bonds with an aggregate principal amount of US$107 million due on January 27, 2021 (the “Second Tranche Bonds”) at a coupon rate of 7.47% per annum payable annually. Interest is payable on January 27 of each year, commencing January 27, 2016.

On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the third tranche of the onshore corporate bonds with an aggregate principal amount of US$77 million due on March 14, 2021 (the “Third Tranche Bonds”) at a coupon rate of 7.09% per annum payable annually. Interest is payable on March 14 of each year, commencing March 14, 2016. these three tranches of onshore corporate bonds were issued at par.

Given that these three tranches of onshore corporate bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 "Derivatives and Hedging". These three tranches of onshore corporate bonds were issued at par. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the Company to repurchase the bonds following the Company’s announcement of whether it intends to increase the interest rate.

33

For additional information regarding the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes, and onshore corporate bonds, see "B. Liquidity and Capital Resources - Debt Securities Issued in 2013 - May 2018 Senior Secured Notes," and "- June 2019 Senior Secured Notes," and - "Onshore Corporate Bonds" below.

Effect of change in estimate

 Revisions in estimated gross profit margins related to percentage of completion revenues are made in the period in which circumstances requiring the revisions become known. During the six months ended June 30, 2016, real estate development projects (Chengdu Xinyuan Splendid I, Chengdu Thriving Family, Suzhou Lake Royal Palace, Kunshan Royal Palace, Zhengzhou Xin City, Beijing Xindo Park, Xi’an Metropolitan, Henan Xin Central I , Zhengzhou Fancy City I, Tianjin Spring Royal Palace), which recognized gross profits in 2015, had changes in their estimated gross profit margins. As of June 30, 2016, each of these projects has a percentage of completion at 31.3% or more. As the unit sales and selling prices were on an upward trend during the six months ended June 30, 2016, we revised upwards our prior estimates related to selling prices and total estimated sales values in conjunction with the change in total estimated costs, which led to a decrease of the percentage sold and thus a decrease in the recognized costs. As a result of the changes in estimate above, gross profit, net income and basic and diluted earnings per share increased by US$18.7 million, US$14.0 million, US$0.10 per share, US$0.10 per share, respectively, for the six months ended June 30, 2016.

Recently Issued Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-14, Revenue from Contracts with Customers-Deferral of the effective date (“ASU 2015-14”). The amendments in ASU 2015-14 defer the effective date of ASU No. 2014-09, Revenue from Contracts with Customers issued in May 2014. According to the amendments in ASU 2015-14, the new revenue guidance ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is currently evaluating the method of adoption to be utilized and it cannot currently estimate the financial statement impact of adoption.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which illustrates certain guidance governing adjustments to the provisional amounts recognized at the acquisition date with a corresponding adjustment to goodwill. Such adjustments are required when new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement amounts initially recognized or would have resulted in the recognition of additional assets and liabilities. ASU No. 2015-16 eliminates the requirement to retrospectively account for such adjustments. ASU No. 2015-16 is effective for the fiscal year commencing after December 15, 2016. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). The amendments in this update simplify the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 are effective for fiscal years beginning after December 15, 2016 including interim periods within those fiscal years. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of the guidance is not expected to have significant impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which generally requires companies to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet. This guidance will be effective for us in the first quarter of 2019 on a modified retrospective basis and early adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

34

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. This guidance will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for us in the first quarter of 2017, and early adoption is permitted. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

B.	Liquidity and Capital Resources

A principal factor affecting our results of operations and our growth is the acquisition of land and land use rights in target markets. Under current regulations and market practice, land use rights for residential development purposes in the PRC may be acquired from local governments through a competitive auction or other bidding process. These competitive auctions and bidding processes are typically announced 20 days before they are about to take place. To participate in these auctions, we are required to make a minimum deposit of 20-50% of the opening auction price in cash. If we are successful on our bids, we are also generally required to remit the remaining purchase price within one to six months of the auction. Further, under current regulations we are not permitted to borrow money from local banks to fund land purchases. As a result we have to fund land purchases either from cash flows from project sales or from financing transactions in foreign markets which have been and continue to be relatively expensive and not easily accessible. Our failure to obtain adequate financing in a timely manner could severely adversely (1) restrict our ability to complete existing projects, expand our business, or repay our debts and (2) affect our financial performance and condition.” As a result of our activities in the U.S. market, we also require adequate U.S. dollar financing for our U.S. operations, primarily through back-to-back loan arrangements with our subsidiaries (which is subject to foreign exchange rate fluctuation and regulatory risk).

 In addition to our land acquisitions, we expect to incur material project development costs on the acquired land. Our cash needs can only be partially satisfied by construction loans and future cash flows from real estate projects under development in the upcoming fiscal year. To ensure that we have sufficient funds to secure attractive land parcels and cover material project development costs, which are vital to our growth strategy, we have chosen to maintain a certain level of cash reserves on hand. In addition, we are required to maintain restricted cash deposits by banks that provide loans to us and our customers. The amount of the restricted cash deposits will vary based on the amount of the related loans. As of June 30, 2016, approximately US$482.1 million, or 53.6% of our total cash balance reserve, were restricted cash.

In 2014, we entered into one framework cooperation agreement with a local government and paid advances in the aggregate amount of US$209.2 million. These advances have been or will be deducted from land cost if we succeed in auction bids. A total US$131.5 million of advance payments related to land parcels we successfully acquired were transferred to land cost, including payments for three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, we acquired six parcels in Zhengzhou City and Tianjin City for aggregate land costs of approximately US$232.9 million. In the six months ended June 30, 2016, we acquired two parcels in Zhengzhou City for aggregate land costs of approximately US$63.4 million.

From 2013, we started to acquire parcels of land by acquisitions of the equity interests of companies holding land. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million and US$149.4 million, respectively. In 2015, we acquired one parcel in Jinan City through the acquisition of one company for consideration of US$16.2 million.

35

We have and will continue to closely monitor our cash flow position to support our operations. We believe we manage land acquisition activities in a rational manner to control land expenditure and achieve reasonable profit of each project investment. We also closely monitor collection of accounts receivable, and obtain funds through a variety of both domestic and overseas financing activities to provide a solid cash flow position for sustainable development.

Cash Flows

	Six Months Ended June 30,
	2015	2016
	(US$ in thousands)
Net cash provided by/(used in) operating activities	(221,390)	16,479
Net cash provided by/(used in) investing activities	(40,738)	2,673
Net cash provided by financing activities	282,118	15,021
Net increase in cash and cash equivalents	19,990	34,173
Effect of exchange rate changes on cash and cash equivalents	(641)	(4,872)
Cash and cash equivalents at beginning of period	140,495	387,528
Cash and cash equivalents at end of period	159,844	416,829

Operating Activities

Net cash provided by operating activities was US$16.5 million for the six months ended June 30, 2016, primarily attributable to a decrease in other deposits and prepayments of US$29.4 million, a decrease in other receivables of US$119.5 million, US$34.7 million in net income, partially offset by an increase in deposits for land use right of US$41.4 million, an increase in amounts due to related parties of US$58.2 million, an increase in accounts payable of US$49.8 million.

Net cash used in operating activities was US$221.4 million for the six months ended June 30, 2015, primarily attributable to an increase in real estate property under development of US$377.2 million, an increase in other deposits and prepayments of US$65.8 million, partially offset by US$24.7 million in net income, a decrease in deposits for land use right of US$136.1 million and an increase in customer deposits of US$45.2 million.  The operational reason of the negative cash flows from operating activities for the six months ended June 30, 2015 was primarily due to more acquisition of land parcels. We will rely on the external financing to meet our cash requirements and maintain our operations. We have assessed the continued anticipated availability of external financing

Proceeds from pre-sales of our properties under development are an important source of cash flow for our operations. PRC law allows us to pre-sell properties before their completion upon satisfaction of certain requirements and requires us to use the pre-sales proceeds to develop the particular project pre-sold. The amount and timing of cash flows from pre-sales are affected by a number of factors, including restrictions on pre-sales imposed by PRC law, market demand for our properties subject to pre-sales, prices at which we can pre-sell and the number of properties we have available for pre-sale. Any pre-sales payments we receive before we recognize revenue are recorded as current liabilities under customer deposits. At June 30, 2015 and 2016, we recorded current liabilities consisting of customer deposits of US$152.6 million and US$63.8 million, respectively. We actively market pre-sales of our properties in accordance with regulations to accelerate cash in flow to the extent possible.

Investing Activities

Net cash provided by investing activities was US$2.7 million in the six months ended June 30, 2016, and was mainly attributable to the acquisition of subsidiaries, net of cash acquired of US$15.1 million, partially offset by acquisition of other equity method investments of US$11.5 million.

Net cash used in investing activities was US$40.7 million in the six months ended June 30, 2015, and was mainly attributable to the acquisition of other long-term investment of US$32.6 million and purchase of available-for-sale securities of US$6.1 million.

36

Financing Activities

Net cash provided by financing activities was US$15.0 million in the six months ended June 30, 2016, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$704.6 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$544.6 million, an increase in restricted cash of US$111.2 million, and dividend distributions of US$7.0 million.

Net cash provided by financing activities was US$282.1 million in the six months ended June 30, 2015, and was primarily attributable to the proceeds from short-term, long-term bank loans and short-term, long-term other debt in the aggregate of US$601.0 million, an decrease in restricted cash of US$87.4 million, partially offset by repayment of short-term and long-term bank loans and short-term, long-term other debt in the aggregate of US$392.9 million and dividend distributions of US$7.4 million.

Bank Borrowings and other debt

Bank borrowings and other debt are an important source of funding for our property developments. Our borrowings as of December 31, 2015 and June 30, 2016, respectively, were as follows.

	As of December 31, 2015	As of June 30, 2016
	US$	US$
Short-term bank loans and other debt	222,226,246	226,678,954
Long-term bank loans	13,859,800	51,021,927
Other long-term debt	897,503,703	892,098,022
Current portion of long-term bank loans and other debt	594,834,196	809,094,078
Total	1,728,423,945	1,978,892,981

As of December 31, 2015, and June 30, 2016, the weighted average interest rate on our short-term bank loans was 1.71% and 2.42%, respectively. As of June 30, 2016, US$24.1 million of the short-term bank loans were denominated in Renminbi and are secured by certain property certificates and real estate under development. The remaining US$202.6 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

As of December 31, 2015, and June 30, 2016, the weighted average interest rate on our long-term bank loans, including their current portion, was 7.23% and 4.91%, respectively. As of June 30, 2016, US$18.1 million of the long-term bank loans were denominated in Renminbi and were secured by associated land use rights, real estate under development, and restricted cash. The remaining US$32.9 million was denominated in U.S. dollars and was secured by the equivalent amount of RMB bank deposit.

Since June 2003, commercial banks have been prohibited under PBOC guidelines from advancing loans to fund the payment of land use rights. In addition, the PRC government also encourages property developers to use internal funds to develop their property projects. Under guidelines jointly issued by the Ministry of Housing and Urban Rural Development and other PRC government authorities in August 2004, commercial banks in China are not permitted to lend funds to property developers with an internal capital ratio, calculated by dividing the internal funds available by the total capital required for the project, of less than 35%. These internal capital ratio requirements have limited the amount of bank financing that property developers, including us, are able to obtain.

Pursuant to the agreements with Cinda Asset Management Corporation, this other long-term debt is secured by our 100% equity interest of Henan Xinyuan. Per the agreements, from February 28, 2014 to November 28, 2015, each of Shandong Xinyuan and Henan Wanzhuo, respectively, needed to make quarterly payments to repay the outstanding principal amount and related interest expense. This debt was repaid on November 28, 2015.

37

Senior Secured Notes

Our obligations under the May 2018 Senior Secured Notes and June 2019 Senior Secured Notes and the indentures governing the May 2018 Senior Secured Notes and the June 2019 Senior Secured Notes (the “May 2018 Indenture”, and the “June 2019 Indenture”, respectively) have been guaranteed initially by certain of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd., Xinyuan International Property Investment Co., Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and Xinyuan International (HK) Property Investment Co., Limited (the "Subsidiary Guarantors") and will be guaranteed by such other of our future subsidiaries as set forth in and in accordance with the terms of the applicable debt instrument. Our obligations under the May 2018 Senior Secured Notes, the June 2019 Senior Secured Notes and the May 2018 Indenture and the June 2019 Indenture are secured by a pledge of the capital stock of our wholly-owned subsidiaries, Xinyuan Real Estate, Ltd. and Xinyuan International Property Investment Co., Ltd., and the obligations of Xinyuan Real Estate, Ltd. as a Subsidiary Guarantor, are secured by a pledge of the capital stock of its wholly-owned subsidiaries, Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited.

In February 2015, pursuant to a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include amendments that allow us to: (i) incur additional Indebtedness (as defined in the Indentures) in furtherance of our business plans; (ii) make certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); and (iii) make certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement. The amendments also amend (i) the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant in the Indentures to the extent that we believe necessary as a result of the amendments to other covenants and (ii) the “Limitation on Asset Sales” covenant in the Indentures to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures). The amendments also amended certain related definitions in the Indentures.

In February 2016, through a consent solicitation to the holders of the May 2018 Secured Notes and the June 2019 Secured Notes, we amended the Indentures to give us additional flexibility in pursuing new business opportunities and new sources of capital. The amendments to the Indentures include: (i) amending the provisions relating to future Subsidiary Guarantors, JV Subsidiary Guarantors and pledged subsidiary Capital Stock (each, as defined in the Indentures); (ii) amending the “Limitation on Indebtedness and Preferred Stock” covenant; (iii) amending the “Limitation on Transactions with Shareholders and Affiliates” covenant and the provisions relating to “Designation of Restricted Subsidiaries and Unrestricted Subsidiaries”; (iv) amending the definition of “Permitted Investment” and the “Limitation on Restricted Payments” covenant; and (v) removing the “Limitation on the Company’s Business Activities” covenant and amend the related definitions and provisions. The amendments also clarify certain other provisions in the Indentures.

The Indentures, as amended, continue to contain certain covenants that, among others, restrict our ability and the ability of our restricted subsidiaries (as defined in the applicable Indenture) to incur additional debt or to issue preferred stock, to make certain payments or investments, to pay dividends or purchase or redeem capital stock, to sell assets (including limitations on the use of proceeds of asset sales), to grant liens on the collateral securing the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, or other assets, to make certain other payments and to engage in transactions with affiliates and holders of more than 10% of the our common shares, subject to certain qualifications and exceptions and the satisfaction, in certain circumstances of specified conditions, such as a Fixed Charge Coverage Ratio (as defined in the applicable Indenture) of 2.75 to 1.0 (reduced from 3.0 to 1.0 effective February 2016). Certain of these limitations, including restrictions on the incurrence of certain indebtedness or issuances of preferred stock, the making of certain payment or investments, payments of dividends, and sales of assets will be suspended if the May 2018 Senior Secured Notes or the June 2019 Senior Secured Notes, as applicable, obtain and retain an investment grade rating.

Additional information regarding the May 2018 Secured Notes and the June 2019 Secured Notes is set forth below.

38

May 2018 Senior Secured Notes

The May 2018 Senior Secured Notes bear interest at 13.25% per annum payable semi-annually. Interest is payable on May 3 and November 3 of each year, commencing November 3, 2013. The final maturity date of the May 2018 Senior Secured Notes is May 3, 2018.

We may redeem the May 2018 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.6250% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2016 or at a redemption price equal to 103.3125% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on May 3, 2017.

At any time prior to May 3, 2016, we had the right at our option to redeem the May 2018 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the May 2018 Senior Secured Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. "Applicable Premium" means with respect to any Senior Note due 2018 at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on May 3, 2016, plus all required remaining scheduled interest payments due on such Note through May 3, 2016 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the 2018 Senior Note Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

At any time prior to May 3, 2016, we may redeem up to 35% of the aggregate principal amount of the May 2018 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113.25% the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Senior Notes issued on May 3, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding May 2018 Senior Secured Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A "Change of Control Triggering Event" means the occurrence of both a Change of Control (as defined in the May 2018 Indenture) and specified decline in the ratings of the Senior Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

June 2019 Senior Secured Notes

On December 6, 2013, we issued an aggregate principal amount of US$200 million of the June 2019 Senior Secured Notes. The June 2019 Senior Secured Notes bear interest at 13% per annum payable semi-annually. Interest will be payable on June 6 and December 6 of each year, commencing June 6, 2014. The June 2019 Senior Secured Notes have a five and a half year term maturing on June 6, 2019.

We may redeem the June 2019 Senior Secured Notes, in whole or in part, at a redemption price equal to 106.5% of principal amount, plus accrued and unpaid interest, if any, to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2017 or at a redemption price equal to 103.25% of the principal amount, plus accrued and unpaid interest, if any to (but excluding) the redemption date, during the 12 month period commencing on June 6, 2018.

At any time prior to June 6, 2017, we may at our option redeem the June 2019 Senior Secured Notes, in whole but not in part, at a redemption price equal to 100.0% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to (but not including) the redemption date. “Applicable Premium” means with respect to any Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of the redemption price of such Note on June 6, 2017, plus all required remaining scheduled interest payments due on such Note through June 6, 2017 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate (as defined in the June 2019 Indenture) plus 100 basis points, over (B) the principal amount of such Note on such redemption date.

39

At any time prior to June 6, 2017, we may redeem up to 35% of the aggregate principal amount of the June 2019 Senior Secured Notes with the net cash proceeds of one or more sales of our common shares in certain equity offerings, within a specified period after the equity offering, at a redemption price of 113% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to (but not including) the redemption date, provided that at least 65% of the aggregate principal amount of the Notes issued on December 6, 2013 remain outstanding after each such redemption.

Following any Change of Control Triggering Event, we must make an offer to purchase all outstanding June 2019 Senior Notes at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any to (but not including) the offer to purchase payment date. A “Change of Control Triggering Event” means the occurrence of both a Change of Control (as defined in the June 2019 Indenture) and specified decline in the ratings of the Notes within six month after the date of public notice of the occurrence of a Change of Control or the intention by us or any other person to effect a Change of Control.

Onshore Corporate Bonds

On December 28, 2015, Xinyuan (China) Real Estate, Ltd. issued the First Tranche Bonds with an aggregate principal amount of US$154 million due on December 28, 2020 at a coupon rate of 7.5% per annum payable annually. Interest is payable on December 28 of each year, commencing December 28, 2015. Given that First Tranche Bonds is debt in its legal form and is not a derivative in its entirety, it has been classified as other long-term debt. The Company has evaluated and determined that there was no embedded derivative requiring bifurcation from the First Tranche Bonds under the requirements of ASC 815 "Derivatives and Hedging ". The First Tranche Bonds were issued at par. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the Second Ttranche Bonds with an aggregate principal amount of US$107 million due on January 27, 2021 at a coupon rate of 7.47% per annum payable annually. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the Third Tranche Bonds with an aggregate principal amount of US$77 million due on March 14, 2021 at a coupon rate of 7.09% per annum payable annually.

Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate.

The bonds contain restrictions on certain business activities of Xinyuan (China) Real Estate Ltd. when in default on payment of interest or principal, including , among others, limitations on distributions of net income, limitations on certain expenditures, or business combination transactions.

Capital Expenditures

In the six months ended June 30, 2016, our capital expenditures were US$13.7 million, compared to US$36.3 million in the six months ended June 30, 2015. Our capital expenditures in the six months ended June 30, 2015 and June 30, 2016 were mainly used for capital contributions to other long-term investment, building improvements, purchase of vehicles, fixtures and furniture and computer network equipment and accumulation of properties held for lease related to newly completed projects. The source of our capital expenditures is primarily the cash flow generated from operating activities.

As of June 30, 2016, we had outstanding commitments with respect to non-cancelable construction contracts for real estate development in the amount of US$516.5 million.

C.	Research and Development, Patent and Licenses, etc.

Not applicable.

40

D.	Trend Information

Other than as disclosed elsewhere in this Report on Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2016 to June 30, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

As is customary in the property industry in China, we provide guarantees to commercial banks in respect of the mortgage loans they extend to our customers prior to the issuance of their property ownership certificates. These guarantees remain outstanding until the completion of the registration of the mortgage with the relevant mortgage registration authorities. In most cases, guarantees for mortgages on residential properties are discharged when we submit the individual property ownership certificates and certificates of other interests in the property to the mortgagee bank. In our experience, the application for and issuance of the individual property ownership certificates typically takes 6 to 12 months, so the guarantee periods typically last for up to 6 to 12 months after we deliver the related property.

As of June 30, 2016, we guaranteed mortgage loans in the aggregate outstanding amount of US$1,680.6 million.

We generally pre-sell properties prior to the completion of their construction. Sales contracts are executed during the pre-sales period and mortgages are generally executed within 30 days after the buyer signs the sales contract.

The pre-sales period begins upon receipt of a government permit which is issued soon after groundbreaking on a given phase of the project. The period from groundbreaking to delivery consists of building construction, landscaping, municipal government inspections and issuance of a certificate of occupancy. This “delivery period” will generally range from one to two years. The buyers only request the government to record buyer ownership in their official records after the delivery period is completed. Typically, the government will provide certificates of ownership six to 12 months after being requested to record. Therefore, the total elapsed time between our receipt of mortgage proceeds and the buyer’s receipt of an ownership certificate can range from one and a half years to three years.

Due to the time lag above, our mortgage guarantees will exceed the real estate balances at any given point in time.

We paid US$0.1 million and US$1.1 million to satisfy guarantee obligations related to customer defaults for the six months ended June 30, 2015 and 2016, respectively. The fair value of the guarantees is not significant and we consider that in case of default in payments, the net realizable value of the related properties can cover the repayment of the outstanding mortgage principal together with the accrued interest and penalty and therefore, no provision has been made for the guarantees in our unaudited condensed consolidated financial statements.

Except for the contingent liabilities set forth above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any transactions with unconsolidated entities, derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our unaudited condensed consolidated financial statements. Other than as described above, there are no off-balance sheet arrangements that have or are reasonably likely to have effect on our financial position.

We have no obligation arising out of a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging, or research and development arrangements with us.

41

F.	Tabular Disclosure of Contractual Obligations

As of June 30, 2016, our contractual obligations amounted to US$ 2,859.8 million, primarily arising from contracted construction costs or other capital commitments for future property developments and debt obligations. The following table sets forth our contractual obligations for the periods indicated.

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(US$ in thousands)
Long-term debt obligations:
long-term bank loans	51,022	-	51,022	-	-
interest on long-term bank loans(1)	3,837	1,610	2,227	-	-
Other long-term debt	892,098	-	502,329	389,769	-
interest on other long-term debt(2)	259,105	85,968	130,525	42,612	-
current portion of long-term bank loan and other debt	809,094	809,094	-	-	-
interest on current portion of long-term bank loan and other debt(1)	60,420	60,420	-	-	-
Short-term debt obligations
short-term bank loans	226,679	226,679	-	-	-
interest on short-term debt obligations (3)	1,315	1,315	-	-	-
Operating lease obligations	14,115	5,588	7,562	965
Non-cancellable construction contract obligations	516,458	295,095	178,536	42,827	-
Financing lease obligations(4)	25,646	5,130	10,258	10,258	-
Total	2,859,789	1,490,899	882,459	486,431	-

(1)	Our long-term bank loans, including current portion, bear variable interest at rates adjustable based on the PBOC benchmark rate. Interest on long-term loans, including current portion, is calculated based on the current interest rate of each loan, ranging from 1.88% to 5.70% per annum, using the PBOC benchmark rate of 4.75% as of June 30, 2016 or Libor benchmark rates in the following years.

(2)	Interest on other long-term debt is calculated based on the interest rates for relevant loans, ranging from 4.5% plus 1 month LIBOR to 13.25% per annum.

(3)	Interest on short-term loans is calculated based on the interest rates for relevant loans, at a rate of ranging from 1.20% to 11.00% per annum.

(4)	In 2012, one of our subsidiaries entered into a capital lease agreement to lease an aircraft as described further below.

42

We have projected cash flows for each of our existing projects, considering a number of factors, including the relative stage of each of our projects under construction and our projects under planning and the demand for and the average selling prices of our projects. For any given project, we use cash early in the project life and generate cash later in the project life. Costs for land acquisition, site preparation, foundation, and early above-ground framing are all incurred before we obtain licenses from local governing authorities to enter into pre-sales activity. The construction of many of our projects is carried-out in phases, the timing of which is primarily determined by us based on the pace of the market demand for units in the project. Accordingly, after receiving the pre-sale permits relating to a project, we are in a better position to manage some of our construction activities to coincide with the timing of expected pre-sales. During 2013, we acquired one parcel of land in Suzhou for the amount US$159.1 million. During 2014, we acquired three parcels of land in Jinan, Chengdu and Changsha in the amount of US$196.3 million, US$152.6 million and US$111.5 million, respectively. During 2015, we acquired six parcels of land in Zhengzhou and Tianjin City for aggregate land costs of approximately US$232.9 million. In the six months ended June 30, 2016, we acquired four parcels of land in Zhengzhou, Kunshan and New York for aggregate land costs of approximately US$190.9 million.

Starting in 2013, we adopted a negotiated land acquisition model. We entered into two framework cooperation agreements with local governments in 2013, one such agreements in 2014, nil such agreement in 2015, nil such agreement in the first half year of 2016, all with local governments, relating to prospective land parcel planning and preparation, pursuant to which we paid advances in the aggregate amount of US$333.1 million, US$209.2 million, US$83.4 million and US$40.8 milliion respectively. These advances have been or will be transfer to land cost through our success in auction bids. In 2013, we chose not to participate in the bidding for one parcel of land in Jiangsu Province through this negotiated land acquisition model; the advance payment and related interest of US$28.6 million were refunded to us, and total US$92.3 million of the advance payments related to the other land parcels successfully acquired were transferred to land cost, including three parcels of land in Xingyang for the amount of US$39.7 million and two parcels of land in Zhengzhou of US$52.6 million. In 2014, a total of US$131.5 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to three parcels of land in Xingyang for the amount of US$27.1 million and two parcels of land in Xi’an for the amount of US$104.4 million. In 2015, a total of US$232.9 million of advance payments related to the remaining land parcels successfully acquired were transferred to land cost, including four parcels of land in Zhengzhou for the amount of US$180.7 million and two parcels of land in Tianjin for US$52.2 million. In the six months ended June 30, 2016, we paid advances in the aggregate amount of US$63.4 million of advance payments related to the land parcels successfully acquired were transferred to land cost, including payments related to two parcels of land in Zhengzhou for the amount of US$63.4 million.

In 2013, we started to acquire parcels of land by acquisitions of equity interests in companies holding land. In 2013, we purchased one parcel of land in Kunshan through acquisition of a local real estate company for an aggregate consideration of approximately US$93.1 million. In 2014, we purchased two parcels of land in Sanya City and Shanghai City through acquisition of local real estate companies for an aggregate consideration of approximately US$58.3 million US$149.4 million, respectively. In 2015, we purchased one parcel of land in Jinan City through acquisition of local real estate companies for an aggregate consideration of approximately US$16.2 million.

On October 23, 2012, Henan Xinyuan Real Estate Co., Ltd. ("Henan Xinyuan"), one of our subsidiaries, entered into a capital lease agreement with Minsheng Hongtai (Tianjin) Aviation Leasing Co., Ltd. ("Minsheng") to lease an aircraft. Pursuant to the agreement, Minsheng purchased a Gulf 450 from Gulfstream Aerospace Corporation and leased the aircraft to Henan Xinyuan for a term of 96 months starting from September 12, 2013. We measured a capital lease asset and capital lease obligation at an amount equal to the present value of the minimum lease payments during the lease term, excluding the portion of the payments representing executory costs (such as insurance, maintenance, and taxes to be paid by the lessor) as well as any profit thereon. As of June 30, 2016, we are contractually committed to pay the amount of US$25.6 million.

43

 During 2013, we issued approximately US$475.76 million aggregate principal amount of debt securities in three separate transactions. On May 3, 2013, we issued US$200 million aggregate principal amount of May 2018 Senior Secured Notes that bear interest at a rate of 13.25% per annum . On September 19, 2013 we issued the Convertible Note in the aggregate principal amount of approximately US$75.76 million together with 12,000,000 common shares for aggregate proceeds to us of approximately US$106 million. The Convertible Note bore interest at a rate of 5% per annum. On December 6, 2013, we issued US$200 million aggregate principal amount of June 2019 Senior Secured Notes that bear interest at a rate of 13% per annum. On November 21, 2014, we redeemed the Convertible Note in full. The total cash redemption amount (including the principal, accrued interest up to and including November 21, 2014 and loss on extinguishment of debt amounted to US$86.27 million. On December 28, 2015, our subsidiary, Xinyuan (China) Real Estate, Ltd. issued US$154 million aggregate principal amount of First Tranche Bonds that bear interest at a rate of 7.5% per annum. On January 27, 2016, Xinyuan (China) Real Estate, Ltd. issued the Second Tranche Bonds that bear interest at a rate of 7.47% per annum. On March 14, 2016, Xinyuan (China) Real Estate, Ltd. issued the Third Tranche Bonds that bear interest at a rate of 7.09% per annum. Upon the third anniversary of the issuance of each tranche of bonds, Xinyuan (China) Real Estate, Ltd may increase the applicable coupon rate and the holders have the right within a specified time period to require the company to repurchase the bonds following the company's announcement of whether it intends to increase the interest rate.

We believe our cash on hand, projected cash flow from operations, available construction loan borrowing capability, and potential access to capital markets, should be sufficient to meet our expected cash requirements, including our non-cancellable construction contract obligations and corporate aircraft capital lease obligations that are due on various dates through December 31, 2016, US$200 million principal amount of our May 2018 Senior Secured Notes due in May 2018, US$200 million principal amount of our June 2019 Senior Secured Notes due in June 2019 and forXinyuan (China) Real Estate, Ltd. to satisfy its obligations under the First, Second and Third Tranche Bonds.

Our ability to secure sufficient financing for land use rights acquisition and property development depends on internal cash flows in addition to a number of other factors that are not completely under our control, including lenders’ perceptions of our creditworthiness, market conditions in the capital markets, investors’ perception of our securities, the PRC economy and the PRC government regulations that affect the availability and cost of financing for real estate companies or property purchasers and the U.S. economy and recovery of the U.S. real estate markets.

There can be no assurance that our internally generated cash flow and external financing will be sufficient for us to meet our contractual and financing obligations in a timely manner. We may require additional cash due to changing business conditions or other future developments, including any decline in cash flow from operations or any investments or acquisitions we may decide to pursue. In the event that proceeds from the sale of units for a project are insufficient to meet our contractual and financing obligations, we would need to raise the required funds through new borrowings, refinancing of existing borrowings, public or private sales of equity securities, or a combination of one or more of the above. We cannot assure you that we will be able to obtain adequate funding in a timely manner and on reasonable terms, or at all.

44